UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2025

ASSOCIATED BANC-CORP

(Exact name of registrant as specified in its charter)

Wisconsin	001-31343	39-1098068
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 Main Street, Green Bay, Wisconsin 54301

(Address of principal executive offices) (Zip Code)

920 491-7500

(Registrant’s telephone, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written Communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, par value $0.01 per share	ASB	New York Stock Exchange
Depositary Shrs, each representing 1/40th intrst in a shr of 5.875% Non-Cum. Perp Pref Stock, Srs E	ASB PrE	New York Stock Exchange
Depositary Shrs, each representing 1/40th intrst in a shr of 5.625% Non-Cum. Perp Pref Stock, Srs F	ASB PrF	New York Stock Exchange
6.625% Fixed-Rate Reset Subordinated Notes due 2033	ASBA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

Overview

On November 30, 2025, Associated Banc-Corp, a Wisconsin corporation (“Associated”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with American National Corporation, a Nebraska corporation (“American National”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, American National will merge with and into Associated (the “Merger”), with Associated surviving the Merger (the “Surviving Corporation”). Immediately following the effective time of the Merger (the “Effective Time”) or at such later time and date as Associated may determine in its sole discretion, Associated will cause American National’s wholly owned banking subsidiary, American National Bank, to merge with and into Associated’s wholly owned banking subsidiary, Associated Bank, National Association (the “Bank Merger”), with Associated Bank, National Association continuing as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of Associated and American National.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each share of voting stock, par value $1.00 per share, and each share of non-voting stock, par value $0.01 per share, of American National issued and outstanding immediately prior to the Effective Time, other than certain excepted shares (including those held by American National or Associated, if any), will be converted into the right to receive 36.250 shares (the “Exchange Ratio,” and such shares, the “Merger Consideration”) of common stock, par value $0.01 per share, of Associated (“Associated Common Stock”). Fractional shares will not be issued; instead, American National shareholders will receive cash in lieu of fractional shares.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties from both Associated, on the one hand, and American National, on the other hand, and each party has agreed to customary covenants.

Under the Merger Agreement, each of Associated and American National has agreed to use its reasonable best efforts to obtain as promptly as practicable all consents required to be obtained from any governmental authority or other third party to consummate the transactions contemplated by the Merger Agreement (including the Merger and the Bank Merger). Notwithstanding such general obligation, Associated shall not be required to, and American National shall not (without the written consent of Associated), take any action that would reasonably be likely to have a material adverse effect on the Surviving Corporation and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to the size of American National and its subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

Governance

Pursuant to the Merger Agreement, effective as of the Effective Time, Associated will cause Wende Kotouc, Executive Co-Chairman and Chief Executive Officer of American National Bank and Executive Vice President and a member of the board of directors of American National, to be appointed as a director of Associated. If Associated’s board of directors will consist of greater than eleven members following its 2026 Annual Meeting of Shareholders, Associated will cause to be appointed effective immediately following such meeting a second mutually agreed American National board member as a director of Associated.

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Closing Conditions

The completion of the Merger is subject to customary conditions, including (1) authorization for listing on the New York Stock Exchange of the shares of Associated Common Stock to be issued in the Merger, subject to official notice of issuance, (2) receipt of regulatory authorizations, consents and approvals, including from the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, and expiration of all applicable waiting periods in respect thereof, (3) effectiveness of the registration statement on Form S-4 for Associated Common Stock to be issued (other than to American National’s voting shareholders) in the Merger, and (4) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or the Bank Merger or making the completion of the Merger or the Bank Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (i) subject to certain materiality qualifications, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement and (iii) receipt by such party of an opinion from its respective counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, Associated’s obligation to complete the Merger is subject to receipt from American National of a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter and absence of any Materially Burdensome Regulatory Condition, and each party’s obligation to complete the Merger is subject to the absence of any breach or intended breach of certain ancillary agreements described further in the Merger Agreement.

Termination

The Merger Agreement provides certain termination rights for both Associated and American National (a) by mutual written consent of Associated and American National, (b) by either Associated or American National if there is a final injunction, order or decree prohibiting or making illegal the consummation of the Merger or the Bank Merger, (c) by either Associated or American National if the Merger has not been consummated by November 30, 2026, unless such date is amended by mutual written agreement of Associated and American National, or (d) by either Associated or American National (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement) if there has been an uncured or incurable breach by the other party of any of its representations or covenants that would result in the failure of a closing condition.

Important Statement Regarding Merger Agreement

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

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The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding Associated or American National, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Associated, American National, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 that will include a prospectus of Associated, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that Associated makes with the Securities and Exchange Commission (the “SEC”).

Transfer, Voting and Registration Rights Agreement

Concurrently with the execution and delivery of the Merger Agreement, the voting shareholders of American National have entered into a Transfer, Voting and Registration Rights Agreement (the “Shareholders’ Agreement”) pursuant to which, among other things, each American National voting shareholder delivered its executed written consent to adopt the Merger Agreement, agreed to comply with certain transfer restrictions with respect to the Associated Common Stock they will receive in the Merger and agreed, subject to limited exceptions, to vote their shares of Associated Common Stock in accordance with the recommendation of the Associated board of directors, and Associated agreed to register such shares of Associated Common Stock on the terms and subject to the conditions set forth in the Shareholders’ Agreement. The transfer restrictions prohibit transfers of Associated Common Stock in the first sixty days following the completion of the merger and, for the remainder of the period through the first anniversary, among other things, limits the public sale of shares to 150,000 shares per day (unless pursuant to a broadly distributed underwritten offering). The transfer and voting obligations will terminate at such time when the former American National voting shareholders cease to hold at least 5% of outstanding Associated voting securities, and each such shareholder’s registration rights will terminate once such shareholder no longer holds any registrable securities of Associated.

The foregoing description of the Shareholders’ Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Report on Form 8-K with respect to the issuance of Associated Common Stock to the American National voting shareholders is incorporated herein by reference. The issuance of the Associated Common Stock to American National voting shareholders in the Merger is expected to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), under Section 4(a)(2) of the Securities Act.

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Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of November 30, 2025, by and between Associated Banc-Corp and American National Corporation

10.1	Transfer, Voting and Registration Rights Agreement, dated as of November 30, 2025, between Associated Banc-Corp and the other signatories thereto

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Associated Banc-Corp (“Associated”) and American National Bank (“American National”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as “expect,” “seek,” “anticipate,” “continue,” “believe,” “intend,” “estimate,” “project,” “will,” “would,” “plan,” “trend,” “objective,” “target,” “outlook,” “forecast,” “goal,” or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Associated cautions that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Associated’s and American National’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as Federal Deposit Insurance Corporation (the “FDIC”) special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio, which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Board of Governors of the Federal Reserve System (the “Federal Reserve”); volatility and disruptions in global capital, foreign exchange and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the Securities and Exchange Commission (the “SEC”), the Office of the Comptroller of the Currency, Federal Reserve, FDIC, the Consumer Financial Protection Bureau and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Associated and American National; the outcome of any legal proceedings that may be instituted against Associated or American National; delays in completing the proposed transaction involving Associated and American National; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to satisfy any of the conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Associated and American National do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the ability of Associated and American National to meet expectations regarding the timing, completion and accounting and tax treatment of the transaction; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Associated and American National successfully; the dilution caused by Associated’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Associated and American National. Additional factors that could cause results to differ materially from those described above can be found in Associated’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available on the “Investor Relations” section of Associated’s website, https://investor.associatedbank.com, under the subheading “SEC Filings” of the heading “Financials” and in other documents Associated files with the SEC.

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All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Associated does not assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Associated updates one or more forward-looking statements, no inference should be drawn that Associated will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Associated will file relevant materials with the SEC, including a registration statement on Form S-4 that will include a prospectus of Associated. SHAREHOLDERS OF AMERICAN NATIONAL ARE URGED TO READ THE REGISTRATION STATEMENT WHEN IT BECOMES AVAILABLE, TOGETHER WITH ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the registration statement, as well as other filings containing information about Associated, without charge, at the SEC’s website (http://www.sec.gov) and Associated’s website (https://investor.associatedbank.com/financials/sec-filings/default.aspx). Copies of the registration statement, when available, and the filings with the SEC that will be incorporated by reference in the registration statement can also be obtained, without charge, by directing a request in writing to Associated Banc-Corp, Attn: Investor Relations, 433 Main Street, Green Bay, WI 54301 or by email to investor.relations@associatedbank.com. Reference to Associated’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Associated Banc-Corp
(Registrant)

Date: December 4, 2025	By: /s/ Randall J. Erickson
Randall J. Erickson
Executive Vice President, General Counsel and Corporate Secretary

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Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

ASSOCIATED BANC-CORP

and

AMERICAN NATIONAL CORPORATION

DATED AS OF NOVEMBER 30, 2025

TABLE OF CONTENTS

ARTICLE I

THE MERGER

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2
1.4	Effects of the Merger	3
1.5	Conversion of Company Common Stock	3
1.6	Parent Common Stock	4
1.7	Articles of Incorporation of Surviving Corporation	4
1.8	Bylaws of Surviving Corporation	4
1.9	Tax Consequences	4
1.10	Bank Merger	4

ARTICLE II

EXCHANGE OF SHARES

2.1	Parent to Make Merger Consideration Available	5
2.2	Exchange of Shares	5

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Corporate Organization	8
3.2	Capitalization	9
3.3	Authority; No Violation	11
3.4	Consents and Approvals	12
3.5	Reports	12
3.6	Financial Statements	13
3.7	Undisclosed Liabilities	15
3.8	Broker’s Fees	15
3.9	Absence of Certain Changes or Events	15
3.10	Legal Proceedings	15
3.11	Taxes and Tax Returns	16
3.12	Employees and Employee Benefit Plans	18
3.13	Compliance with Applicable Law	21
3.14	Certain Contracts	23
3.15	Agreements with Regulatory Agencies	26
3.16	Derivative Instruments	26
3.17	Environmental Matters	26
3.18	Investment Securities	27

-i-

3.19	Real Property	27
3.20	Intellectual Property	28
3.21	Related Party Transactions	29
3.22	Takeover Restrictions	30
3.23	Reorganization	30
3.24	Opinion	30
3.25	Company Information	30
3.26	Loan Portfolio	30
3.27	Insurance	31
3.28	No Investment Adviser or Broker-Dealer Subsidiary	31
3.29	No Other Representations or Warranties	32

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

4.1	Corporate Organization	33
4.2	Capitalization	33
4.3	Authority; No Violation	34
4.4	Consents and Approvals	35
4.5	Reports	35
4.6	Financial Statements	36
4.7	Undisclosed Liabilities	38
4.8	Broker’s Fees	38
4.9	Absence of Certain Changes or Events	38
4.10	Legal Proceedings	38
4.11	Information Technology	38
4.12	Taxes and Tax Returns	39
4.13	Compliance with Applicable Law	39
4.14	Reorganization	40
4.15	Certain Contracts	40
4.16	Agreements with Regulatory Agencies	41
4.17	Related Party Transactions	41
4.18	Takeover Restrictions	41
4.19	Investment Securities	41
4.20	Loan Portfolio	42
4.21	Parent Information	42
4.22	No Other Representations or Warranties	42

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Business Prior to the Effective Time	43
5.2	Company Forbearances	43
5.3	Parent Forbearances	47

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ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	48
6.2	Access to Information	50
6.3	Company Shareholder Approval	52
6.4	Legal Conditions to Merger	52
6.5	Stock Exchange Listing	52
6.6	Employee Matters	52
6.7	Indemnification; Insurance	54
6.8	Additional Agreements	55
6.9	Advice of Changes	55
6.10	Company Acquisition Proposals	56
6.11	Public Announcements	57
6.12	Change of Method	57
6.13	Takeover Restrictions	57
6.14	Litigation and Claims	57
6.15	Corporate Governance	58
6.16	Tax Matters	58

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	60
7.2	Conditions to Obligations of Parent	60
7.3	Conditions to Obligations of the Company	62

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	63
8.2	Effect of Termination	64

ARTICLE IX

GENERAL PROVISIONS

9.1	Nonsurvival of Representations, Warranties and Agreements	64
9.2	Amendment	64
9.3	Extension; Waiver	64
9.4	Expenses	64
9.5	Notices	65
9.6	Interpretation	66
9.7	Confidential Supervisory Information	66

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9.8	Counterparts	67
9.9	Entire Agreement	67
9.10	Governing Law; Jurisdiction	67
9.11	Waiver of Jury Trial	67
9.12	Assignment; Third-Party Beneficiaries	68
9.13	Specific Performance	68
9.14	Severability	68
9.15	Delivery by Electronic Transmission	69

EXHIBITS

Exhibit A – Voting Shareholders
Exhibit B – Form of Deposit Noncompetition Agreement
Exhibit C – Form of Written Consent
Exhibit D – Form of Bank Merger Agreement

SCHEDULES

Company Disclosure Schedule

Parent Disclosure Schedule

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INDEX OF DEFINED TERMS

Page

Agreement	1
Balance Sheet Date	13
Bank Merger	4
Bank Merger Agreement	4
Bank Merger Certificates	4
BHC Act	8
Capitalization Date	9
Certificates of Merger	2
Chosen Courts	67
Closing	2
Closing Date	2
Code	1
Company	1
Company 401(k) Plan	53
Company Acquisition Proposal	56
Company Articles	9
Company Audited Financial Statements	13
Company Bank	4
Company Benefit Plans	18
Company Board Representative	58
Company Bylaws	9
Company Common Stock	9
Company Contract	25
Company Disclosure Schedule	7
Company Financial Statements	13
Company Indemnified Parties	55
Company Leased Properties	28
Company Non-Voting Stock	9
Company Owned Properties	27
Company Real Property	28
Company Real Property Leases	28
Company Regulatory Agreement	26
Company Shareholder Approval	11
Company Stock Bonus Award	10
Company Stock Incentive Plan	10
Company Subsidiary	9
Company Tax Representative	58
Company Tax Treatment	47
Company Voting Stock	9
Confidentiality Agreement	51
Consulting Agreement	1
Continuing Employees	52
Deposit Noncompetition Agreements	1

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Derivative Transactions	26
Effective Time	2
Enforceability Exceptions	11
Environmental Laws	26
ERISA	18
ERISA Affiliate	19
Exception Shares	3
Exchange Act	12
Exchange Agent	5
Exchange Fund	5
Exchange Ratio	3
FDIC	9
Federal Banking Agencies	22
Federal Reserve Board	12
GAAP	8
Governmental Entity	12
Intellectual Property	29
Liens	10
Loans	30
Material Adverse Effect	8
Materially Burdensome Regulatory Condition	50
Merger	1
Merger Consideration	3
Multiemployer Plan	19
Multiple Employer Plan	19
Nebraska Secretary	2
New Certificates	5
New Plans	53
NMBCA	2
NYSE	6
OCC	12
Old Certificate,	3
OREO	47
Parent	1
Parent 401(k) Plan	53
Parent Bank	4
Parent Bylaws	33
Parent Charter	33
Parent Common Stock	3
Parent Contract	40
Parent Disclosure Schedule	32
Parent Preferred Stock	33
Parent Regulatory Agreement	41
Parent Reports	36
Parent Share Closing Price	6
Parent Subsidiary	33

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Pass-Through Tax Return	58
Permitted Encumbrances	28
Personal Data	21
Personal Effects Side Letter	1
Pre-Closing Tax Period	58
Regulatory Agencies	12
Related Parties	29
Related Party Agreement	29
Representatives	56
Requisite Regulatory Approvals	60
S-4	12
SEC	12
Securities Act	36
Shareholders’ Agreement	1
SRO	12
Subsequent Unaudited Monthly Financial Statements	51
Subsidiary	9
Surviving Corporation	1
Takeover Restrictions	30
Tax	17
Tax Contest	59
Tax Return	18
Taxes	17
Termination Date	63
Treasury Regulations	18
Unaudited 1H 2025 Financial Statements	13
Unaudited Monthly Financial Statements	13
Volcker Rule	22
Voting Shareholders	1
WBCL	2
Wisconsin DFI	2
Written Consent	2

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 30, 2025 (this “Agreement”), by and between Associated Banc-Corp, a Wisconsin corporation (“Parent”), and American National Corporation, a Nebraska corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the boards of directors of Parent and the Company have determined that it is advisable and in the best interests of their respective companies and their shareholders to enter into this Agreement, pursuant to which the Company will, subject to the terms and conditions set forth herein, merge with and into Parent (the “Merger”), so that Parent is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, John F. Kotouc, the Co-Chairman and Co-Chief Executive Officer of the Company and Executive Co-Chairman of the Company Bank (as defined herein) is entering into a consulting agreement (the “Consulting Agreement”) with Parent and/or Parent Bank (as defined herein);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, John F. Kotouc and Wende Kotouc are entering into a side letter (the “Personal Effects Side Letter”) with Parent and/or Parent Bank;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, each shareholder of the Company listed on Exhibit A (the “Voting Shareholders”) is entering into a Transfer, Voting and Registration Rights Agreement pursuant to which, among other things, each Voting Shareholder agrees to certain transfer restrictions and voting arrangements with respect to the Parent Common Stock (as defined below) and Parent agrees to register the sale of Parent Common Stock by the Voting Shareholders as provided therein (the “Shareholders’ Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to Parent’s willingness to enter into this Agreement, certain Voting Shareholders and their affiliates are entering into one or more Deposit Noncompetition Agreements in the form attached hereto as Exhibit B (the “Deposit Noncompetition Agreements”), pursuant to which, among other things, such Voting Shareholders or their affiliates agree not to establish new depository relationships with competitors of the Company Bank and, following the Merger, Parent Bank (in each case as defined below);

WHEREAS, immediately following the execution and delivery of this Agreement, all holders of Company Voting Stock (as defined herein) are executing and delivering to Parent duly executed counterparts to a written consent in the form attached hereto as Exhibit C, constituting the vote necessary to obtain the Company Shareholder Approval (the “Written Consent”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Wisconsin Business Corporation Law, as amended (the “WBCL”), and the Nebraska Model Business Corporation Act, as amended (the “NMBCA”), at the Effective Time, the Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of Wisconsin. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Central Standard Time, remotely via the electronic exchange of closing deliveries, on a date which shall be no later than five (5) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof at the Closing), unless another date, time or place is agreed to in writing (email being sufficient) by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

1.3 Effective Time. Subject to the terms and conditions of this Agreement, on or before the Closing Date, Parent and the Company shall cause to be filed a certificate of merger with respect to the Merger as provided under the WBCL with the Wisconsin Department of Financial Institutions (the “Wisconsin DFI”) and a certificate of merger with respect to the Merger as provided under the NMBCA with the Secretary of State of the State of Nebraska (the “Nebraska Secretary” and such certificates of merger as may be required, the “Certificates of Merger”). The Merger shall become effective as of the date and time specified in the Certificates of Merger in accordance with the relevant provisions of the WBCL and the NMBCA, or at such other date and time as shall be provided by applicable law (such date and time, the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, all assets of the Company as they exist at the Effective Time shall pass to and vest in the Surviving Corporation without any conveyance or other transfer, the Surviving Corporation shall be responsible for all liabilities of every kind and description of the Company as they exist as of the Effective Time, and the Merger shall have the effects set forth in the applicable provisions of the WBCL and the NMBCA and this Agreement.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the Company Common Stock (as defined below) issued and outstanding immediately prior to the Effective Time, except for shares of Company Common Stock owned by the Company as treasury stock or otherwise owned by the Company or Parent (in each case other than shares of Company Common Stock (A) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, and (B) held, directly or indirectly, in respect of debts previously contracted (collectively, the “Exception Shares”)), shall be converted, in accordance with the procedures set forth in this Agreement, into the right to receive 36.250 (the “Exchange Ratio”) shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock” and such consideration, the “Merger Consideration”).

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, (ii) cash in lieu of a fractional share which the shares of Company Common Stock represented by such Old Certificate would have otherwise been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, in each case without any interest thereon. Old Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration and the other amounts specified in the immediately preceding sentence, including evidence of shares in book-entry form representing whole shares of Parent Common Stock as set forth in Section 1.5(a) (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Old Certificates in accordance with Section 2.2, without any interest thereon. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or extraordinary distribution (for the avoidance of doubt, not including the cash dividend provided for in Section 5.2(b)(ii) of the Company Disclosure Schedule), an appropriate and proportionate adjustment shall be made to the Merger Consideration to give holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this sentence shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company or Parent (in each case other than the Exception Shares) immediately prior to the Effective Time shall be cancelled and shall cease to exist, and neither the Merger Consideration nor any other consideration shall be delivered in exchange therefor.

1.6 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

1.7 Articles of Incorporation of Surviving Corporation. At the Effective Time, the amended and restated articles of incorporation, as amended, of Parent, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8 Bylaws of Surviving Corporation. At the Effective Time, the amended and restated bylaws of Parent, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Tax Consequences. The parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

1.10 Bank Merger. Immediately following the Effective Time or at such later time and date as Associated may determine in its sole discretion, American National Bank, a national banking association and a wholly owned Subsidiary of the Company (“Company Bank”), will merge with and into Associated Bank, National Association, a national banking association and a wholly owned Subsidiary of Parent (“Parent Bank” and such merger, the “Bank Merger”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. Promptly after the date of this Agreement, Parent Bank and Company Bank shall enter into an agreement and plan of merger in substantially the form attached hereto as Exhibit D (the “Bank Merger Agreement”). Each of Parent and the Company shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of Parent Bank and Company Bank, respectively. Prior to the Effective Time, the Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (“Bank Merger Certificates”).

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, (a) evidence in book-entry form, representing shares of Parent Common Stock to be issued pursuant to Section 1.5 and exchanged pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock (collectively, referred to herein as “New Certificates”), and (b) an amount in cash constituting the aggregate cash in lieu of any fractional shares to be paid to holders of Company Common Stock pursuant to Article I (such New Certificates and cash described in the foregoing clauses (a) and (b), together with any dividends or distributions with respect thereto payable in accordance with Section 2.2(b), collectively, the “Exchange Fund”).

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) days thereafter (or the first business day thereafter if such tenth (10th) day is not a business day), Parent shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for the Merger Consideration and any cash in lieu of fractional shares to be issued or paid in consideration therefor in accordance with Section 2.2(e) as well as any dividends or distributions to be paid pursuant to Section 2.2(b). From and after the Effective Time, upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (x) any cash in lieu of a fractional share which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared with respect to Parent Common Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Old Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares and dividends or distributions that the holder presenting such Old Certificates is entitled to, as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Old Certificates or otherwise pursuant to this Agreement, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder who otherwise would be entitled to receive such fractional share an amount in cash (rounded down to the nearest cent) determined by multiplying (i) the average of the closing sale prices of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the five (5) consecutive full trading days ending on the trading day immediately preceding the Closing Date (the “Parent Share Closing Price”) by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Article I. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the holders of Company Common Stock for one (1) year after the Effective Time shall be paid to the Surviving Corporation. Any former holders of Company Common Stock who have not theretofore exchanged their Old Certificates pursuant to this Article II shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration, cash in lieu of any fractional shares and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each former share of Company Common Stock that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Each of Parent, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent, the Exchange Agent or any other applicable withholding agent, as the case may be, and paid over to the appropriate governmental authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made by Parent, the Exchange Agent or such other applicable withholding agent, as the case may be.

(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the Merger Consideration and any cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common Stock pursuant to Section 2.2(b) deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in a corresponding section of the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided, (a) no disclosure is required to be made as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of a disclosure in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on the face of the disclosure that such disclosure applies to such other sections notwithstanding the absence of a specific cross reference, the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing (or local equivalent) under the laws of the State of Nebraska and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) that has elected to be treated as a financial holding company under the BHC Act. The Company has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. The Company is duly licensed or qualified to do business and in good standing (or local equivalent) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing (or local equivalent) would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements or interpretations thereof, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event, (E) public disclosure of the execution of this Agreement, public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred unless otherwise excluded under this definition); except, with respect to subclauses (A), (B), (C) or (D) above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other banks and their holding companies operating principally in the areas in which such party and its Subsidiaries are located) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this

Agreement, the term “Subsidiary,” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such person for financial reporting purposes. True and complete copies of the articles of incorporation of the Company, as amended (the “Company Articles”) and the bylaws of the Company, as amended (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent. True and complete copies of the organizational documents of Company Bank, as in effect as of the date of this Agreement, have previously been made available by the Company to Parent. The Company is not in violation of any of the provisions of the Company Articles or the Company Bylaws, and Company Bank is not in violation of any provisions of the organizational documents of Company Bank.

(b) Except, in the case of clauses (ii) and (iii) below only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized, licensed and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing (or local equivalent) in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing (or local equivalent) and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of the Company, threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Company as of the date hereof.

3.2 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 600,000 shares of voting stock, par value $1.00 per share, of the Company (“Company Voting Stock”) and (ii) 400,000 shares of non-voting stock, par value $0.01 per share, of the Company (“Company Non-Voting Stock” and, together with the Company Voting Stock, the “Company Common Stock”). As of November 30, 2025 (the “Capitalization Date”), no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding, other than (i) 418,728 shares of Company Voting Stock issued and outstanding, (ii) 207,777 shares of Company Non-Voting Stock issued and outstanding, (iii) 181,272 shares of Company Voting Stock held in treasury, and (iv) 192,223 shares of Company Non-Voting Stock held in treasury. As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of the Company may vote are issued or outstanding. No trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than awards in respect of shares of Company Common Stock granted under the Company Stock Incentive Plan effective as of January 1, 2024 and the award agreements thereunder (the “Company Stock Incentive Plan”), that are outstanding immediately prior to the Effective Time (the “Company Stock Bonus Awards”) issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating the Company to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. The aggregate dollar value as of the date hereof of all awards under the Company Stock Incentive Plan is $6,625,000 and the maximum aggregate dollar value as of immediately prior to the Closing Date of all shares of Company Common Stock issued in satisfaction of awards under the Company Stock Incentive Plan will not exceed $6,625,000, other than in respect of any incremental cash amount paid as expressly permitted pursuant to Section 5.2(b)(iii) of the Company Disclosure Schedule. Under resolutions adopted by the board of directors of the Company, the number of shares of Company Non-Voting Stock to be issued in respect of amounts under the Company Stock Incentive Plan will be determined as set forth in Section 5.2(b)(iii) of the Company Disclosure Schedule.

(b) Except as set forth in Section 3.2(b) of the Company Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which the Company or any of the Company Subsidiaries has a contractual or other obligation with respect to the voting or transfer of Company Common Stock or other equity interests of the Company. Other than the Company Stock Bonus Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of the Company or any of its Subsidiaries) are outstanding. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Company Subsidiaries that are insured depository institutions, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(d) Section 3.2(d) of the Company Disclosure Schedule contains a true, correct and complete list of the record holders of shares of Company Common Stock and Company Stock Bonus Awards as of the Capitalization Date, containing each such holder’s name, address and the number of shares of Company Common Stock and/or Company Stock Bonus Awards, as applicable, held of record by such holder, which shareholders’ list is in all respects accurate as of such date.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, upon receipt of the Written Consent, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the board of directors of the Company. The board of directors of the Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of the Company and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s shareholders for approval and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of not less than the minimum number of outstanding shares of Company Voting Stock required to approve this Agreement under the NMBCA, the Company Articles and the Company Bylaws (the “Company Shareholder Approval”), which will be satisfied by the delivery of the Written Consent, and the adoption and approval of the Bank Merger Agreement by (i) the board of directors of Company Bank and (ii) the Company and members of the Company Bank’s board of directors as its sole shareholders, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting insured depository institutions or their parent companies or the rights of creditors generally and subject to general principles of equity (the “Enforceability Exceptions”)).

(b) Subject to the receipt of the Written Consent, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or comparable governing documents of any Company Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Office of the Comptroller of the Currency (the “OCC”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the Securities and Exchange Commission (the “SEC”) of the registration statement on Form S-4 in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger with the Nebraska Secretary pursuant to the NMBCA and the Wisconsin DFI pursuant to the WBCL, as applicable, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no notices to, consents or approvals of or non-objections of, waivers or authorizations by, or applications, filings or registrations with any court or administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by the Company of this Agreement or (ii) the consummation of the Merger and the other transactions contemplated hereby (including the Bank Merger). As used in this Agreement, “SRO” means (A) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (B) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market. As of the date hereof, the Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5 Reports. The Company and each of its Subsidiaries have timely filed (or furnished, as applicable) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with (i) any state regulatory authority, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the OCC, (v) any foreign regulatory authority, (vi) any SRO and (vii) any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over the parties or their respective Subsidiaries (clauses (i) – (vii) above, together with the SEC, collectively, “Regulatory Agencies”), including any report, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3.6 Financial Statements.

(a) The Company has previously made available to Parent copies of the following financial statements (the “Company Audited Financial Statements”), copies of which are attached as Section 3.6(a) of the Company Disclosure Schedule: (i) the audited consolidated balance sheets of the Company and its Subsidiaries as of March 31, 2024 and 2023, and the related audited consolidated statements of income and cash flow for the years then ended, (ii) the unaudited consolidated balance sheet and the related unaudited consolidated statement of income of the Company and its Subsidiaries as of and for the six (6)-month period ended September 30, 2025 (the “Unaudited 1H 2025 Financial Statements”), (iii) the unaudited consolidated balance sheet and the related unaudited consolidated statement of income of the Company and its Subsidiaries (the “Unaudited Monthly Financial Statements” and, together with the Company Audited Financial Statements and the Unaudited 1H 2025 Financial Statements, the “Company Financial Statements”) as of and for the month ended October 31, 2025 (such date, the “Balance Sheet Date”), and (iv) the call report of each of the Company’s depository Subsidiaries for the years ended March 31, 2024 and 2023. The Company Financial Statements (x) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (y) fairly present in all material respects the consolidated results of operations, cash flows, and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), and (z) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, since January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date hereof, Forvis Mazars, LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of the Company and its Subsidiaries. Except as set forth in Section 3.6(b) of the Company Disclosure Schedule, since January 1, 2023, the Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since January 1, 2023, the Company has not experienced or effected any material change in internal control over financial reporting.

(c) Since January 1, 2023, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or Representative (as defined below) of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of the Company or any committee thereof or similar governing body of any Company Subsidiary or any committee thereof, or, to the knowledge of the Company, to any director or officer of the Company or any Company Subsidiary.

(d) The books and records kept by the Company and any of its Subsidiaries are maintained in all material respects in accordance with applicable laws and accounting requirements and, to the knowledge of the Company, are, in the aggregate, complete and accurate in all material respects.

(e) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements.

3.7 Undisclosed Liabilities. Except for (a) those liabilities that are set forth in the Company Financial Statements, and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not, individually or in the aggregate, material to the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on the Company Financial Statements if it had existed on or before the Balance Sheet Date.

3.8 Broker’s Fees. Neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement other than Piper Sandler & Co. A true and complete copy of the engagement letter with Piper Sandler & Co. in connection with this Agreement and the transactions contemplated hereby has been made available to Parent.

3.9 Absence of Certain Changes or Events.

(a) Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Since December 31, 2024 through the date of this Agreement, except with respect to the transactions contemplated hereby, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course, and, except with respect to the transactions contemplated hereby or as otherwise made available to Parent, have not taken any action that would have been prohibited or required the approval of Parent pursuant to Sections 5.2(b)(ii), 5.2(c), 5.2(d), 5.2(e), 5.2(i), 5.2(j), 5.2(k), 5.2(l) or 5.2(q) if taken after the date hereof and prior to the Closing.

3.10 Legal Proceedings.

(a) Neither the Company nor any of its Subsidiaries is or, since January 1, 2023, has been, a party to any, and there are not and have not been since January 1, 2023, any, pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b) There is no, and has not been since January 1, 2023, any material injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates).

3.11 Taxes and Tax Returns.

(a) The Company is, and at all times since January 1, 1998, has been, and through the Closing Date will be, a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (and any analogous provisions of applicable state or local law). Each Subsidiary of the Company is and through the Closing Date will be a validly electing “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code (and any similar provision of applicable state or local law), or otherwise is treated as disregarded as an entity separate from its owner in accordance with Treasury Regulations Section 301.7701-3 (and any similar provision of applicable state, local or foreign law). The Company is not and through the Closing Date will not be liable for any material Tax under Sections 1374 or 1375 of the Code (or any similar provision of applicable state, local or foreign law).

(b) Each of the Company and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. The Company and its Subsidiaries do not have any material liability for Taxes in excess of the amount reserved or provided for on their financial statements. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Each of the Company and its Subsidiaries has complied in all material respects with all information reporting and backup withholding provisions of applicable law, including the collection, review and retention of any required withholding certificates or comparable documents and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than from extensions to file Tax Returns in the ordinary course).

(c) No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been resolved in full. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries has been informed in writing in the past three (3) years by any jurisdiction that the jurisdiction believes that the Company or any of its Subsidiaries was required to file any Tax Return that was not filed or was liable for any amount of Taxes that was not paid. No closing agreements, private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into with or issued by any Governmental Entity with respect to Taxes or Tax Returns of the Company or any of its Subsidiaries that would bind the Company or such Subsidiary in any taxable period (or portion thereof) ending after the Closing. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement (i) exclusively between or among the Company and its Subsidiaries or (ii) entered into in the ordinary course of business which does not primarily relate to Taxes).

(d) Neither the Company nor any of its Subsidiaries (A) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company or any of its Subsidiaries) or (B) has any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than as a result of any agreement or arrangement entered into in the ordinary course of business which does not primarily relate to Taxes). Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or foreign law).

(e) Neither the Company nor any of its Subsidiaries has taken any action outside the ordinary course of business that could be reasonably expected to defer a liability for material Taxes of the Company or any of its Subsidiaries from any taxable period (or portion thereof) ending on or prior to the Closing Date, to any taxable period (or portion thereof) beginning after the Closing Date. Neither the Company nor any of its Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by the Company or any of its Subsidiaries, and the IRS has not initiated or proposed any such material adjustment or change in accounting method, in each case, in the past three years. Neither the Company nor any of its Subsidiaries has any application pending with any Governmental Entity requesting permission for any changes in any accounting method with respect to Taxes. At no time during the past five years has the Company or any of its Subsidiaries been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.

(f) Neither the Company nor any of its Subsidiaries has, nor has it ever had, a “permanent establishment” in any foreign country, as such term is defined in any applicable Tax treaty or convention between the United States and such foreign country.

(g) As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments in the nature of a tax together with all penalties and additions to tax and interest thereon.

(h) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, estimate, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

(i) As used in this Agreement, the term “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of the provisions of the Code.

3.12 Employees and Employee Benefit Plans.

(a) Section 3.12(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, medical, life, retiree medical or life insurance, pension or retirement, supplemental retirement, severance plans, programs, agreements or arrangements, and all retention, bonus, employment, severance plans, programs or arrangements that the Company or any of its Subsidiaries maintains, contributes to, sponsors, by the Company or any of its Subsidiaries, or to which the Company or any of its Subsidiaries has any direct or indirect liability, for the benefit of any current or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries.

(b) The Company has heretofore made available to Parent true and complete copies of each Company Benefit Plan and the following related documents, to the extent applicable: (i) the current plan document (or for an unwritten material Company Benefit Plan, a written description of the material terms thereof) and the current trust agreement or other funding documents, (ii) all summary plan descriptions and amendments and material modifications, (iii) the annual report (Form 5500), if any, filed with the IRS for the last two (2) plan years, (iv) the most recently received IRS determination letter, if any, relating to any such Company Benefit Plan, (v) the most recently prepared actuarial report for each such Company Benefit Plan (if applicable) for each of the last two (2) years and (vi) all material non-routine correspondence received from or sent to any Governmental Entity since January 1, 2023.

(c) Each Company Benefit Plan has been established, operated, maintained and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. Neither the Company nor any of its Subsidiaries has, within the prior three (3) years, taken any material correction action or made a filing under any voluntary correction program of the IRS, Department of Labor or any Governmental Entity with respect to any Company Benefit Plan.

(d) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to such qualification, which letter has not been revoked (nor has revocation been threatened), or is in a form that is the subject of a favorable advisory or opinion letter from the IRS, and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would have a material adverse effect on the qualified status of any such Company Benefit Plan.

(e) Section 3.12(e) of the Company Disclosure Schedule contains a list of all Company Benefit Plans that are nonqualified deferred compensation or salary continuation arrangements, including (i) the amount of all future benefit payments owed on behalf of each participant, which amounts, as of the date of this Agreement, have been accrued in accordance with GAAP on the Company Financial Statements and will be, as of the Closing Date, accrued to the extent necessary to make full and final payments under any such arrangements or fully paid and which amount of all future benefit payments are fully funded; and (ii) the amount of any funding and source of such funding. Each Company Benefit Plan has been maintained in documentary and operational compliance, in all material respects, with Section 409A of the Code and the regulations thereunder or an available exemption therefrom.

(f) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and none of the Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. For purposes of this Agreement, “ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) or 4001(b)(1) of ERISA .

(g) None of the Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, maintained, sponsored, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”).

(h) Neither the Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance or any other welfare benefits for any current or former employees or other service providers or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar state or local law.

(i) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company in accordance with GAAP.

(j) There are no pending or, to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that may reasonably be likely to give rise to a material claim or lawsuit, against any Company Benefit Plan, any fiduciaries thereof.

(k) To the knowledge of the Company, there has not been any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which could subject any of the Company Benefit Plans or their related trusts, the Company, or any of its Subsidiaries or any person that the Company or any of its Subsidiaries has an obligation to indemnify, to any material tax or material penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l) Except as disclosed under Section 3.12(l), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer or director of the Company or any of its Subsidiaries to any payment or benefit, including severance pay, accrued pension benefit, or a change in control bonus or retention payment, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase the amount or value of, any payment, right or other benefit to any employee, officer or director of the Company or any of its Subsidiaries, (iii) accelerate the timing of or trigger any funding obligation under a rabbi trust or similar funding vehicle under any Company Benefit Plan or (iv) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, or terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(m) No amount paid or payable (whether in cash, in property, or in the form of benefits) by the Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be a “parachute payment” within the meaning of Section 280G of the Code because all payments are exempt under Section 280G(b)(5)(A)(i) of the Code.

(n) No Company Benefit Plan provides for, and the Company does not have any obligation to provide, the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(o) There are, and since January 1, 2023 have been, no pending or, to the knowledge of the Company, threatened labor grievances or unfair labor practice claims or charges against the Company or any of its Subsidiaries, or any strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries are or have ever been party to or bound by any collective bargaining or similar agreement with any labor union, works council or similar labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, and, to the knowledge of the Company, there are, and since January 1, 2023 have been, no organizing efforts by any union or other group seeking to represent any employees of the Company or any of its Subsidiaries.

(p) The Company and its Subsidiaries are in compliance in all material respects with, and since January 1, 2023 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, plant closing notification, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), equitable pay practices, employee privacy rights, labor disputes, employment discrimination, sexual harassment or discrimination, workers’ compensation or long-term disability policies, retaliation, employee immigration matters, family and medical leave, occupational safety and health, and other laws in respect of any reduction in force (including notice, information and consultation requirements). There are no claims or actions pending or, to the Company’s knowledge, threatened, between the Company or any of its Subsidiaries and any employee or other service provider of the Company or any of its Subsidiaries.

(q) Since January 1, 2023, (i) the Company and its Subsidiaries have reasonably investigated and responded to all written allegations related to sexual harassment or misconduct, or other unlawful discrimination or retaliation, and (ii) neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual harassment or misconduct or other unlawful discrimination by any current or former member of the board of directors of the Company or any current or former executive officer of the Company.

3.13 Compliance with Applicable Law.

(a) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. The Company does not have knowledge of, and neither the Company nor any Subsidiary has received notice of, any material violations since January 1, 2023 of any licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties or any applicable law, and to the knowledge of the Company, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit or authorization is threatened.

(b) Except as would not reasonably be likely to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to the Company or any of its Subsidiaries, including (to the extent applicable to the Company or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the

Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau (“CFPB”), the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c) Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. The Company and each of its affiliates and subsidiaries have complied in all material respects with and are not in material default or violation under 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board and the OCC (the Federal Reserve Board and the OCC, together, “Federal Banking Agencies”) in connection therewith (the “Volcker Rule”). Section 3.13(c) of the Company Disclosure Schedule sets forth (i) all Company affiliates and subsidiaries (including the Company) engaged in proprietary trading (as defined in the Volcker Rule) that would be prohibited upon application of the Volcker Rule and (ii) all covered funds (as defined in the Volcker Rule) that the Company or any of its affiliates or subsidiaries sponsors or invests in that would be prohibited upon application of the Volcker Rule. For the purpose of the preceding two (2) sentences, “affiliate” and “subsidiary” shall have their respective meanings under 12 U.S.C. § 1813.

(d) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data.

(e) Without limitation, none of the Company or any of its Subsidiaries, or to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of the Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of the Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for the Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except in each case as would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(f) As of the date hereof, the Company, Company Bank and each other insured depository institution Subsidiary of the Company is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither the Company nor any of its Subsidiaries has received any indication from a Governmental Entity that its status as “well-capitalized” or that Company Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(g) Except as would not reasonably be likely to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, since January 1, 2023, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations, (ii) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true and correct and accurately reflect the assets and results of such fiduciary account and (iii) neither the Company nor any of its Subsidiaries has received any written or, to the knowledge of the Company, oral, customer demands, complaints or other communications that are unresolved and which assert facts or circumstances that would, if true, constitute a breach of trust with respect to any fiduciary or agency account.

3.14 Certain Contracts.

(a) Except as set forth in Section 3.14(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any Company Benefit Plan):

(i) which contains a provision that restricts the conduct of any line of business by the Company or any of its Subsidiaries or upon consummation of the Merger will restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region;

(ii) that is a contract with one of the Company’s top ten (10) suppliers, based on the aggregate amount spent by the Company and its Subsidiaries with respect to such supplier during the twelve (12) months ended December 31, 2024;

(iii) which contains a provision prohibiting the Company or its Subsidiaries or upon consummation of the Merger will prohibit the Surviving Corporation or any of its affiliates from soliciting customers, clients or employees;

(iv) which is a collective bargaining agreement or similar agreement with any labor organization;

(v) any of the material benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Written Consent or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vi) (A) that is an agreement for the incurrence of indebtedness by the Company or any of its Subsidiaries, including any debt for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capitalized or finance leases and other similar financing arrangements, or any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of, or any similar commitment by the Company or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B) above, in the principal amount of $1,000,000 or more;

(vii) that is any alliance, cooperation, joint venture, shareholders’, partnership or similar agreement involving a sharing of profits or losses relating to the Company or any of its Subsidiaries;

(viii) any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement;

(ix) that grants or contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by the Company or any of its Subsidiaries or (D) right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries, taken as a whole;

(x) which creates future payment obligations in excess of $250,000 per annum (other than any such contracts which are terminable by the Company or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than extensions of credit, other customary banking products offered by the Company or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business consistent with past practice;

(xi) that is a settlement, consent or similar agreement and contains any material continuing obligations of the Company or any of its Subsidiaries;

(xii) that relates to the acquisition or disposition of any person, business or asset and under which the Company or its Subsidiaries have or may have material ongoing obligations or liabilities (including with respect to any “earn-out,” contingent purchase price or similar contingent payment obligation, or any material indemnification liability after the date hereof);

(xiii) that is any lease or other similar contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2024, as applicable, were in excess of $250,000;

(xiv) that is any contract or agreement that (A) grants the Company or one of its Subsidiaries any right to use any Intellectual Property (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software) and that provides for annual payments in excess of $150,000, (B) permits any third person (including pursuant to any license agreement, coexistence agreements and covenants not to use) to use, enforce or register any Intellectual Property that is owned by the Company or any of its Subsidiaries and that is material to their business, taken as a whole or (C) restricts the right of the Company or one of its Subsidiaries to use or register any Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries; or

(xv) that relates to the pledge of or Lien on any material assets of the Company or its Subsidiaries.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract” and neither the Company nor any of its Subsidiaries has knowledge of, or has received written, or to the knowledge of the Company, oral notice of, any violation of any the Company Contract by any of the other parties thereto which would reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company has made available to Parent true, correct and complete copies of each Company Contract in effect as of the date hereof.

(b) In each case, except as would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole: each Company Contract is valid and binding on the Company or one of its Subsidiaries, as applicable, and in full force and effect, the Company and each of its Subsidiaries has performed all obligations required to be performed by it prior to the date hereof under each Company Contract, to the knowledge of the Company, each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any counterparty thereto, under any such Company Contract.

3.15 Agreements with Regulatory Agencies. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that, in any material respect, relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

3.16 Derivative Instruments. (a) All Derivative Transactions, whether entered into for the account of the Company or one of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business of the Company and its Subsidiaries and in compliance in all material respects with applicable laws and other policies, practices and procedures employed by the Company and its Subsidiaries, as applicable, and are legal, valid and binding obligations of the Company or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by Enforceability Exceptions), and are in full force and effect; (b) the Company and its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder; and (c) the financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Company and such Subsidiaries in accordance with GAAP. As used herein, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.17 Environmental Matters. Except as would not reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance, and, since January 1, 2023, have complied, with all federal, state and local laws, regulations, orders, decrees, permits, authorizations, common laws and other legal requirements relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance

(collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or, to the knowledge of the Company, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be likely to result in the imposition, on the Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the knowledge of the Company, threatened against the Company, which liability or obligation would reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, regulatory agency or third party imposing any liability or obligation with respect to any Environmental Law that would reasonably be likely to be, either individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. There has been no written third-party environmental site assessment conducted since January 1, 2023 assessing the presence of hazardous materials located on any property owned or leased by the Company or any of its Subsidiaries that is within the possession or control of the Company and its affiliates as of the date of this Agreement that has not been made available to Parent prior to the date of this Agreement.

3.18 Investment Securities.

(a) Except as would not reasonably be likely to have a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in the Company Financial Statements and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of their respective businesses, and the Company and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

3.19 Real Property.

(a) Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company or a Company Subsidiary has good and marketable title to all of the real property reflected in the latest audited balance sheet included in the Company Audited Financial Statements as being owned by the Company or a Subsidiary of the Company or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Company Owned Properties”), free and clear of all material Liens, except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and is the lessee of all leasehold estates reflected in the latest audited Company Audited Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), free and clear of all material Liens of any nature created by the Company or any of its Subsidiaries or, to the knowledge of the Company, any other person, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the leases, subleases, licenses or other contracts (including all amendments, modifications and supplements thereto) (the “Company Real Property Leases”), and each such Company Real Property Lease is valid without material default thereunder by the lessee or, to the knowledge of the Company, the lessor. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against any Company Real Property.

(b) Except as set forth in Section 3.19(b) of the Company Disclosure Schedule, no person other than the Company and its Subsidiaries has (i) any right in any of the Company Owned Properties or, to the Company’s knowledge, any right to use or occupy any portion of the Company Owned Properties or (ii) to the Company’s knowledge, any right to use or occupy any portion of the Company Leased Properties.

(c) Each of the Company Real Property Leases is valid and binding on the Company or its applicable Subsidiary and is in full force and effect, and there exists no material default or event of default or event, occurrence, condition or act, with respect to the Company or its Subsidiaries or, to the knowledge of the Company, with respect to the other parties thereto, which, with the giving of notice or the lapse of time, or both, would become a material default or event of default thereunder.

3.20 Intellectual Property. The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens other than any Permitted Encumbrances), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) the use of any Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any Intellectual Property; (b) no person has asserted to the Company in writing that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person; (c) to the knowledge of the Company, no person is challenging, infringing on or otherwise violating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to the Company or its Subsidiaries; (d) neither the Company nor any Company Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by the Company or any Company Subsidiary; and (e) since

January 1, 2023, no third party has gained unauthorized access to any information technology networks or assets controlled by and material to the operation of the business of the Company and its Subsidiaries. Except as would not reasonably be likely to have a Material Adverse Effect on the Company and its Subsidiaries, the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, trade names, brand names, Internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto and any re-examinations, renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how (including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person); writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.21 Related Party Transactions. Other than agreements or arrangements that are part of normal and customary terms of an individual’s employment or service as a director, officer or employee, there are (a) no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer or shareholder (or, to the Company’s knowledge, any member of such shareholder’s family or any trusts or other entities established for the benefit of such shareholder or members of such shareholder’s family) of the Company or any of its Subsidiaries (other than the Company or its Subsidiaries) (collectively, “Related Parties”), on the other hand, (b) no agreements or arrangements pursuant to which any Related Party or any affiliate of any Related Party or other entity in which one or more Related Parties directly or indirectly owns five percent (5%) or more of any class of equity securities (in each case other than (x) the Company and its direct or indirect wholly owned Subsidiaries and (y) persons who would be covered by clause (b) above but for this clause (y) only as a result of an equity ownership interest in the Company of less than five percent (5%)) is a party and the Company or any Company Subsidiary receives or provides services or goods or otherwise has any other liabilities, obligations or restrictions, and (c) no personal assets of any of the Related Parties that are (x) stored on Company properties (other than as reflected in the Personal Effects Side Letter), (y) used in the business of the Company or any of its Subsidiaries or (z) reflected in the Company Financial Statements (any such agreement or arrangement, except the Shareholders’ Agreement, a “Related Party Agreement”).

3.22 Takeover Restrictions. The board of directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the Company Articles or Company Bylaws (any such laws, collectively with any similar provisions of applicable articles of incorporation, bylaws and other similar governing documents, “Takeover Restrictions”).

3.23 Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.24 Opinion. Prior to the execution of this Agreement, the board of directors of the Company has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Piper Sandler & Co., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration to be received in the Merger by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than the Exception Shares). Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25 Company Information. The information relating to the Company and its Subsidiaries that is provided by the Company or its Representatives specifically for inclusion in the S-4 or any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of Parent or its Subsidiaries for inclusion in the S-4.

3.26 Loan Portfolio.

(a) As of the date hereof, except as set forth in Section 3.26(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of the Company is a creditor and under the terms of which the obligor was, as of June 30, 2025, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.26(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all the Loans of the Company and its Subsidiaries that, as of June 30, 2025, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Troubled Debt Restructuring,” “Monitored” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2025, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Except as would not reasonably be expected to be material to the Company, each Loan of the Company or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is, to the Company’s knowledge, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be material to the Company, each outstanding Loan of the Company or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), and with all applicable federal, state and local laws, regulations and rules.

(d) Section 3.26(d) of the Company Disclosure Schedule sets forth a list of all Loans as of the date hereof by the Company and its Subsidiaries to any director, executive officer and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of the Company or any of its Subsidiaries. There are no Loans to employees, officers, directors or other affiliates where the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market at the time the Loan was originated and all such Loans are and were originated in compliance in all material respects with all applicable laws.

3.27 Insurance. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and neither the Company nor any of its Subsidiaries has received notice to the effect that any of them are in default under any material insurance policy, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28 No Investment Adviser or Broker-Dealer Subsidiary.

(a) Neither the Company nor any Subsidiary of the Company serves in a capacity described in Section 9(a) or 9(b) of the Investment Company Act of 1940, as amended, nor acts as an “investment adviser” required to register as such under the Investment Advisers Act of 1940, as amended.

(b) Neither the Company nor any Subsidiary of the Company is a broker-dealer required to be registered under the Exchange Act with the SEC.

3.29 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III or in any certificate delivered by or on behalf of the Company pursuant to this Agreement, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III or in any certificate delivered by or on behalf of the Company pursuant to this Agreement, any oral or written information presented to Parent or any of its affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV or in any certificate delivered by or on behalf of Parent pursuant to this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (i) as disclosed in a corresponding section of the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided, (a) no disclosure is required to be made as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of a disclosure in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Parent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on the face of the disclosure that such disclosure applies to such other sections notwithstanding the absence of a specific cross reference and (ii) as disclosed in any Parent Reports publicly filed prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing (or local equivalent) under the laws of the State of Wisconsin and is a bank holding company duly registered under the BHC Act. Parent has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. Parent is duly licensed or qualified to do business and in good standing (or local equivalent) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing (or local equivalent) would not, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent. True and complete copies of the amended and restated articles of incorporation of Parent, as amended (“Parent Charter”), and amended and restated bylaws of Parent (“Parent Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Except, in the case of clauses (ii) and (iii) below only, as would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized, licensed and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing (or local equivalent) in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing (or local equivalent) and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Parent to pay dividends or distributions, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Parent that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the knowledge of Parent, threatened. Section 4.1(b) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Parent as of the date hereof.

4.2 Capitalization.

(a) As of the date hereof, the authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 750,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of October 31, 2025, no shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding, other than (i) 165,927,302 shares of Parent Common Stock issued and outstanding (822,653 of which are granted in respect of outstanding restricted stock unit awards), (ii) 1,601,997 shares of Parent Common Stock reserved for issuance upon the exercise of outstanding stock options, (iii) 8,325,373 shares of Parent Common Stock reserved for issuance for future grants under Parent’s equity compensation plans, (iv) 25,418,740 shares of Parent Common Stock held in treasury, and (v) 100,000 shares of Parent’s 5.875% Non-Cumulative Perpetual Preferred Stock,

Series E, and 100,000 shares of Parent’s 5.625% Non-Cumulative Perpetual Preferred Stock, Series F, issued and outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since October 31, 2025 resulting from the exercise, vesting or settlement of any Parent equity awards described in the immediately preceding sentence, there are no shares of capital stock or other voting securities or equity interests of Parent issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Parent may vote are issued or outstanding.

(b) Except as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are no voting trusts, shareholder agreements, proxies or other agreements in effect pursuant to which Parent or any of its Subsidiaries has a contractual or other obligation with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(c) Except as set forth in Section 4.2(c) of the Parent Disclosure Schedule, Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Parent Subsidiary, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the board of directors of Parent. The board of directors of Parent has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and its shareholders. Except for the adoption and approval of the Bank Merger Agreement by the board of directors of Parent Bank and Parent as its sole shareholder, no other corporate proceedings on the part of Parent are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Charter or the Parent Bylaws or comparable governing documents of any Parent Subsidiary or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the OCC in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings or notices listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Parent Disclosure Schedule and approval of such applications, filings and notices, (e) the filing with the SEC of the S-4 and declaration of effectiveness of the S-4, (f) the filing of the Certificates of Merger with the Nebraska Secretary pursuant to the NMBCA and the Wisconsin DFI pursuant to the WBCL, as applicable, and the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and (g) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and the approval of the listing of such Parent Common Stock on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, Parent is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed or furnished, as applicable, all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2023 with any Regulatory Agencies, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Parent. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Parent and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any of its Subsidiaries since January 1, 2023, except where such proceedings or investigations would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent. There (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of its Subsidiaries since January 1, 2023, in each case, which would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as the case may be, since January 1, 2023 (the “Parent Reports”) is publicly available. No such Parent Report, at the time filed, furnished or communicated (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or material unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, since

January 1, 2023, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date hereof, KPMG LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be likely to be, either individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s board of directors (x) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information, and (y) to the knowledge of Parent, any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. These disclosures were made in writing by management to Parent’s auditors and audit committee and true, correct and complete copies of such disclosures have been made available to the Company. To the knowledge of Parent, there is no reason to believe that Parent’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(c) Since January 1, 2023, except as set forth in Section 4.6(c) of the Parent Disclosure Schedule, (i) neither Parent nor any of its Subsidiaries, nor, to the knowledge of Parent, any director, officer, auditor, accountant or Representative of Parent or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or, to the knowledge of Parent, oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the board of directors of Parent or any committee thereof or similar governing body of any Parent Subsidiary or any committee thereof, or, to the knowledge of Parent, to any director or officer of Parent or any Parent Subsidiary.

4.7 Undisclosed Liabilities. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or in connection with this Agreement and the transactions contemplated hereby.

4.8 Broker’s Fees. Neither Parent nor any Parent Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than any such fee that will be payable solely by Parent or any Parent Subsidiary.

4.9 Absence of Certain Changes or Events. Since December 31, 2024, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.10 Legal Proceedings.

(a) Except as set forth in Section 4.10 of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is or, since January 1, 2023, has been, a party to any, and there are not and have not been since January 1, 2023, any pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent or (ii) of a material nature challenging the validity or propriety of this Agreement or the transactions contemplated hereby.

(b) There is not, and has not been since January 1, 2023, any material injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.11 Information Technology. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Parent, to the knowledge of Parent, since January 1, 2023, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Parent and its Subsidiaries.

4.12 Taxes and Tax Returns.

(a) Each of Parent and its Subsidiaries has duly and timely filed (taking into account all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. All material Taxes of Parent and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Parent and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Parent nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than from extensions to file Tax Returns in the ordinary course).

(b) No deficiency with respect to a material amount of Taxes has been proposed, asserted or assessed against Parent or any of its Subsidiaries that has not been resolved in full. There are no pending or threatened (in writing) disputes, claims, audits, examinations or other proceedings regarding any material Taxes of Parent and its Subsidiaries or the assets of the Parent and its Subsidiaries.

4.13 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Parent, and to the knowledge of Parent no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit or authorization is threatened.

(b) Except as set forth in Section 4.13(b) of the Parent Disclosure Schedule or as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, Parent and each of its Subsidiaries have complied with and are not in default or violation under any law, statute, order, rule, regulation, policy or guideline of any Governmental Entity applicable to Parent or any of its Subsidiaries, including (to the extent applicable to Parent or its Subsidiaries) all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act and Regulation V, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act and Regulation C, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act and Regulation E, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the

Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law or regulation relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act and Regulation W, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.

(c) Parent Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(d) As of the date hereof, Parent, Parent Bank and each other insured depository institution Subsidiary of Parent is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary bank regulator) and, as of the date hereof, neither Parent nor any of its Subsidiaries has received any indication from a Governmental Entity that its status as “well-capitalized” or that Parent Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

4.14 Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Certain Contracts.

(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Parent, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Parent Contract”), and neither Parent nor any of its Subsidiaries knows of, or has received written, or to the knowledge of Parent, oral notice of, any violation of any Parent Contract by any of the other parties thereto which would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) In each case, except as set forth in Section 4.15(b) of the Parent Disclosure Schedule or as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, each Parent Contract is valid and binding on Parent or one of its Subsidiaries, as applicable, and in full force and effect, Parent and each of its Subsidiaries have performed all obligations required to be performed by it prior to the date hereof under each Parent Contract, to the knowledge of Parent, each third-party counterparty to each Parent Contract has performed all obligations required to be performed by it to date under such Parent Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of Parent or any of its Subsidiaries or, to the knowledge of Parent, any counterparty thereto, under any such Parent Contract.

4.16 Agreements with Regulatory Agencies. Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Parent, as of the date hereof, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2023, a recipient of any supervisory letter from, or since January 1, 2023, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any of its Subsidiaries been advised in writing or, to the knowledge of Parent, orally, since January 1, 2023, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Parent Regulatory Agreement.

4.17 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of Parent), on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.

4.18 Takeover Restrictions. Parent’s board of directors has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any Takeover Restrictions.

4.19 Investment Securities.

(a) Except as would not reasonably be likely to have a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (i) as set forth in Parent’s financial statements and (ii) to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Parent or its Subsidiaries. Such securities and commodities are valued on the books of Parent in accordance with GAAP in all material respects.

(b) Parent and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that Parent believes are prudent and reasonable in the context of their respective businesses, and Parent and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects.

4.20 Loan Portfolio.

(a) Except as would not reasonably be expected to be material to Parent, each Loan of Parent or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Parent and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is, to Parent’s knowledge, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(b) Except as would not reasonably be material to Parent, each outstanding Loan of Parent or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Parent and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.21 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its Representatives specifically for inclusion in the S-4 or any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the S-4.

4.22 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV or in any certificate delivered by or on behalf of Parent pursuant to this Agreement, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV or in any certificate delivered by or on behalf of Parent pursuant to this Agreement, any oral or written information presented to the Company or any of its affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III or in any certificate delivered by or on behalf of the Company pursuant to this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law or as consented to in writing by Parent, the Company shall, and shall cause its Subsidiaries to, (i) conduct its business in the ordinary course in all material respects consistent with past practice and (ii) use reasonable best efforts to maintain and preserve intact its business organization and relationships with employees, officers, directors, customers, depositors, suppliers, correspondent banks, Governmental Entities with jurisdiction over its operations and other third parties having material business relationships with the Company or any of its Subsidiaries. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, the Company and Parent shall not, and shall cause its respective Subsidiaries not to, take any action that is intended or reasonably expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Federal Banking Agency required for the transactions contemplated hereby or result in any of the conditions to the Merger set forth in Article VII not being satisfied, except as may be required by applicable law.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by applicable law or as consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any of its Subsidiaries to:

(a) in each case, other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case with a maturity not in excess of six (6) months, (ii) the creation of deposit liabilities, (iii) issuances of letters of credit, (iv) purchases of federal funds, (v) sales of certificates of deposit and (vi) entry into repurchase agreements, in each case in the ordinary course of business with terms and conditions consistent with past practice, incur any indebtedness for borrowed money, obligations evidenced by notes, debentures or similar instruments, sale and leaseback transactions, capital or finance leases or other similar financing arrangements (other than indebtedness solely between or among the Company and any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person (other than any wholly owned Subsidiary of the Company);

(b)

(i) adjust, split, combine or reclassify any capital stock;

(ii) except as set forth in Section 5.2(b)(ii) of the Company Disclosure Schedule, make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other equity or voting securities (except dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, in each case subject to Section 5.2(b)(iii)); grant any stock options, stock appreciation rights, performance shares, restricted stock units, stock bonus awards, restricted shares or other equity-based awards or interests, including Company Stock Bonus Awards, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock or other equity or voting securities; or

(iii) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or other equity or voting securities or securities convertible or exchangeable into, or exercisable for or valued by reference to, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, except for the vesting or settlement of Company Stock Bonus Awards outstanding as of the date hereof and set forth in Section 5.2(b)(iii) of the Company Disclosure Schedule;

(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any material indebtedness to any such person or any claims held by any person, in each case other than in the ordinary course of business;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any investment or acquisition, whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation or formation of a joint venture or otherwise, in or of any property or assets of any other individual, corporation or other entity, other than a wholly owned Subsidiary of the Company;

(e) (i) terminate, materially amend, or waive any material provision of, any Company Contract, or make any material change in any instrument or agreement governing the terms of any of its securities, other than normal renewals in the ordinary course of business without material adverse changes to terms with respect to the Company or its Subsidiaries or (ii) enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement, in each case except in the ordinary course of business (provided that, for the avoidance of doubt, any of the foregoing actions with respect to any Company Contract as described in Section 3.14(a)(i), 3.14(a)(iii), 3.14(a)(ix) or 3.14(a)(x) shall be deemed not in the ordinary course of business);

(f) except as set forth in Sections 5.2(b)(iii) and 5.2(f) of the Company Disclosure Schedule, as required under applicable law or by the terms of any Company Benefit Plan as in effect as of the date hereof, (i) enter into, adopt or terminate any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements that would be considered a Company Benefit Plan if in effect as of the date hereof), (ii) amend any Company Benefit Plan (including any plans, programs, policies, agreements or arrangements adopted or entered into that would be considered a Company Benefit Plan if in effect as of the date hereof), other than de minimis administrative amendments in the ordinary course of business consistent with past practice that do not increase the cost or expense of maintaining, or increase the benefits payable under, such plan, program, policy or arrangements, (iii) pay, grant, or commit to pay or grant any Company Stock Bonus Awards or other equity-based awards or increase the amount payable in respect of or under any Company Stock Bonus Awards (including any bonus to cover taxes) except as expressly contemplated by Section 5.2(f) of the Company Disclosure Schedule, (iv) offer an election to receive a cash bonus in lieu of all or any portion of the shares of Company Common Stock subject to the Company Stock Bonus Award, (v) accelerate the vesting, funding or payment of, or otherwise deviate from the terms provided in the applicable award agreement with respect to the vesting, payment, settlement or exercisability of, any Company Stock Bonus Awards or other equity-based awards, (vi) increase the compensation (including bonus, severance, or termination pay) or other benefits payable to any of their respective current or former employees, officers, directors or independent contractors other than with respect to current employees (but not including the chief executive officer or co-chief executive officer of the Company, the chief executive officer or co-chief executive officer of the Company Bank or any of their respective direct reports), any such increase that (A) on an aggregate basis does not exceed 3.5% of the annual base salary or wage rate of all such employees on the date hereof and (B) on an individual basis does not exceed 5% of the annual base salary or wage rate of such employee on the date hereof, (vii) enter into any collective bargaining agreement or similar agreement or arrangement, (viii) fund or provide any funding for any rabbi trust or similar arrangement, (ix) terminate the employment or services of any employee, officer, director or any independent contractor or consultant whose annual base salary or wage or annual consulting fee is greater than $150,000, in each case other than for cause, or (x) hire or promote any employee, officer, director or any independent contractor or consultant (i) whose annual base fee or base wage is or would be greater than $150,000 (other than hires or promotions to fill vacancies resulting from terminations for cause or voluntary resignations, with such new hire or promotee receiving compensation and benefits that are no greater than those provided to the departing employees);

(g) except for debt workouts in the ordinary course of business, settle or compromise any claim, suit, action or proceeding other than any settlement involving solely money damages not in excess of $250,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payment received by the Company or any of its Subsidiaries in respect thereof) that does not involve or create an adverse precedent and that would not impose any material restriction on the business of the Company or its Subsidiaries or the Surviving Corporation or its Subsidiaries;

(h) (i) agree or consent to the issuance of any injunction, decree, order or judgment restricting or adversely affecting its or its Subsidiaries’ respective businesses or operations or (ii) waive or release any material rights or claims other than in the ordinary course of business;

(i) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(j) amend the Company Articles, the Company Bylaws, or comparable organizational or governing documents of any Company Subsidiary;

(k) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(l) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(n) enter into a new line of business or change in any material respect its lending, collateral eligibility, investment, underwriting, risk and asset liability management, interest rate or fee pricing policies and other banking and operating, hedging, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by such policies or applicable law, regulation or policies imposed by any Governmental Entity;

(o) except pursuant to existing commitments entered into prior to the date of this Agreement and disclosed to Parent prior to the date of this Agreement, make or acquire, renew, modify or extend any loans that, (A) are outside of the ordinary course of business consistent with past practice or inconsistent with, or in excess of the limitations contained in, the Company’s loan policy, or (B) (1) with respect to loans to existing customers (including such customer’s affiliates), increase the aggregate outstanding commitments or credit exposure to any such existing customer by the greater of (i) $25,000,000 less the preexisting commitments or credit exposure to such existing customer or (ii) $12,000,000; or (2) with respect to loans to new customers, result in an aggregate commitment or credit exposure to any such new customer (including such customer’s affiliates) in excess of $25,000,000, in each case of this clause (B), without first notifying and, if requested by Parent within one (1) business day of receipt of such notice, consulting with Parent (which notification will be made through a representative designated by Parent in Section 5.2(o) of the Parent Disclosure Schedule);

(p) make, or commit to make, any capital expenditures that exceed by more than five percent (5%) the Company’s capital expenditure budget set forth in Section 5.2(p) of the Company Disclosure Schedule; provided, however, the Company shall not be required to obtain Parent’s prior written consent and shall only be required to provide Parent prompt after-the-fact notice of capital expenditures for emergency repairs or replacements necessary to prevent substantial deterioration of the condition of a property;

(q) make, change or revoke any material Tax election (including, for the avoidance of doubt, any election in respect of the Tax treatment of the Company as an “S corporation” within the meaning of Sections 1361 and 1362 of the Code (and any analogous provisions of applicable state or local law)) or the Tax treatment of any Subsidiary of the Company as either a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code (and any similar provision of applicable state or local law) or as disregarded as an entity separate from its owner in accordance with Treasury Regulations Section 301.7701-3 (and any similar provision of applicable state, local or foreign law), as applicable (collectively, the “Company Tax Treatment”), change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes, take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to adversely impact the Company Tax Treatment, or permit a shareholder to take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to adversely impact the Company Tax Treatment;

(r) (i) make any application for the opening or relocation of, or open or relocate, any branch office, loan production office or other significant office or operations facility of the Company or its Subsidiaries, (ii) other than in consultation with Parent, make any application for the closing of or close any branch or (iii) other than in consultation with Parent, purchase any new real property (other than other real estate owned (OREO) properties in the ordinary course of business) in an amount in excess of $250,000 for any individual property or enter into, amend or renew any material lease with respect to real property requiring aggregate payments under any individual lease in excess of $250,000 per annum;

(s) cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount, scope and insurer) to that in effect as of the date of this Agreement; or

(t) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Parent shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend Parent’s articles of incorporation or bylaws in a manner that would materially and adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b) adjust, split, combine or reclassify any capital stock of Parent or make, declare or pay any extraordinary dividend on any capital stock of Parent;

(c) merge or consolidate itself or Parent Bank with any other person if the merger or consolidation is reasonably likely to prevent, materially delay or materially impair the receipt of the Requisite Regulatory Approvals or the Closing;

(d) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(e) knowingly take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability of Parent or its Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby; or

(f) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Parent (with the Company’s reasonable cooperation) shall promptly prepare and file with the SEC the S-4 in respect of the shares of Parent Common Stock to be issued (other than to the Voting Shareholders) in connection with the Merger. Parent shall use reasonable best efforts to make such filing within forty-five (45) days of the date of this Agreement. Parent shall use reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement as promptly as practicable, and the Company shall furnish all information concerning the Company and its Subsidiaries and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings required to obtain the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within thirty (30) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties and Governmental Entities. Parent and the Company shall, and shall cause their respective Subsidiaries to use reasonable best efforts to obtain each such Requisite Regulatory Approval and any approvals required for the Merger as promptly as reasonably practicable and cooperate with each other in connection therewith (including the furnishing of any information that may be reasonably requested or required to obtain the Requisite Regulatory Approvals) and shall, and shall cause their respective Subsidiaries to, respond and comply as promptly as practicable to any requests by Governmental Entities for documents and information. Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party will provide the other with copies of any applications and all correspondence relating thereto prior to filing and with sufficient opportunity to comment, other than any portions of material filed in connection therewith that contain competitively sensitive business or other proprietary information or confidential supervisory information filed under a claim of confidentiality. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall consult with the other in advance of any communication, meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such communications, meetings and conferences.

(c) In furtherance of the foregoing, each of Parent and the Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, (ii) avoid or eliminate each and every impediment so as to enable the Closing to occur as soon as possible and (iii) take or commit to take any and all actions and agree to any restrictions or conditions imposed by a requisite Governmental Entity in order to obtain the Requisite Regulatory Approvals; provided, however, that notwithstanding anything in this Agreement to the contrary, Parent shall not be required to, and the Company shall not (without the written consent of Parent), take any action, or commit to take any action, or agree to any condition or restriction, in order to resolve any objections to the transactions contemplated by this Agreement or in connection with obtaining any permits, consents, approvals and authorizations of Governmental Entities that would, individually or in the aggregate, reasonably be likely to have a material adverse effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to the Company and its Subsidiaries, taken as a whole) (a “Materially Burdensome Regulatory Condition”).

(d) Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement. Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it specifically for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) any applications, notices and filings required in order to obtain the Requisite Regulatory Approvals will, at the time each is filed, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Parent and the Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4.

(e) Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

6.2 Access to Information.

(a) Subject to Section 9.7, upon reasonable notice and subject to applicable laws, each of Parent and the Company, for the purposes of verifying the representations and warranties of the other party and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other Representatives of the other party, access, during normal business hours during the period prior to the Effective Time and in a manner so as not to unreasonably interfere with normal business operations, to all its properties, books, contracts, personnel, information technology systems, and records, and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to unreasonably interfere with normal business operations, each of Parent and the Company shall, and shall cause its respective Subsidiaries to, make available to the other party such information concerning its business, properties and personnel as such party may reasonably request. Each party shall use commercially reasonable efforts to minimize any interference with the other party’s regular business operations during any such access. Neither Parent nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Parent’s or the Company’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Confidentiality and Nondisclosure Agreement, dated May 23, 2025, between Parent Bank and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

(d) From and after the date hereof, the Company shall provide Parent within ten (10) business days of the end of each calendar month with (i) an unaudited, consolidated balance sheet of the Company and its Subsidiaries as of the end of such calendar month and (ii) an unaudited, consolidated statement of income of the Company and its Subsidiaries for such month (collectively, the “Subsequent Unaudited Monthly Financial Statements”); provided that if Parent provides written notice to the Company in good faith that Parent reasonably believes that the Closing Date will occur within sixty (60) days following such notice based upon indications from, inter alia, the Federal Reserve Board and the OCC, the Company shall provide a good faith estimate of the Unaudited Monthly Financial Statements for each of the subsequent calendar months until the Closing occurs no later than three (3) business days following the end of each such calendar month. The Subsequent Unaudited Monthly Financial Statements shall (A) be prepared from, and in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the results of operations, and financial position of, as applicable, the Company and each of its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to normal year-end audit adjustments), and (C) be prepared, to the extent applicable, in a manner consistent with the methodologies, assumptions, policies and practices used in the preparation of the Unaudited Monthly Financial Statements. The Company shall make available to Parent all relevant books, records and other supporting information reasonably required for Parent’s review of the Subsequent Unaudited Monthly Financial Statements upon reasonable advance notice and during normal business hours. As soon as practicable after they become available, the Company shall provide Parent all call reports filed by the Company’s depositary Subsidiaries with any Governmental Entity after the date of this Agreement.

(e) The Company shall, and shall use reasonable best efforts to cause the Company’s independent auditor to, cooperate with Parent in connection with the preparation of financial statements of the Company and pro forma financial statements, if any, that Parent informs the Company it intends to file with the SEC, including delivering such audited and/or unaudited financial statements as Parent may request for inclusion in such filings and using reasonable best efforts to cause the Company’s independent auditor to deliver to Parent any related consents.

6.3 Company Shareholder Approval. Not later than 5:00 p.m., Central Standard Time, on the day following the date hereof, the Company will deliver to Parent the Written Consent.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts, in each case as promptly as practicable, (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(e), including by executing and delivering representations contained in certificates of officers of the Company and Parent reasonably satisfactory in form and substance to their respective counsel.

6.5 Stock Exchange Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6 Employee Matters.

(a) Parent shall provide the employees of the Company and its Subsidiaries as of the Effective Time (the “Continuing Employees”), for so long as they are employed following the Effective Time, with the following during the period commencing at the Effective Time and ending on December 31, 2026: (i) annual base salary or wages, as applicable, that are no less than the annual base salary or wages in effect for each such employee immediately prior to the Effective Time, (ii) a total target annual cash compensation opportunity (including base salary or wages plus short-term cash bonus/incentive opportunity at target) for each such employee that is comparable in the aggregate to the total target annual cash compensation opportunity (including base salary or wages plus short-term bonus/incentive opportunity at target, but not including the Company Stock Bonus Awards or any award under the Company Stock Incentive Plan) in effect for each such employee immediately prior to the Effective Time as determined by Parent, and (iii) non-cash incentive compensation opportunities and employee benefits (excluding change in control or retention arrangements, any frozen benefit plans of Parent and its Subsidiaries or benefit plans that exclusively provide benefits to grandfathered employees of Parent and its

Subsidiaries) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent or its Subsidiaries; provided that, until such time as Parent fully integrates the Continuing Employees into its plans, participation in the Company Benefit Plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participation in the plans of the Parent and its Subsidiaries on different dates following the Effective Time with respect to different benefit plans. For the period commencing on the Closing Date and ending on the six (6)-month anniversary of the Closing Date, Parent shall pay severance in accordance with Section 6.6(a)(i) of the Parent Disclosure Schedule to eligible Company employees who are terminated during such period without “cause” subject to the execution and nonrevocation of a release of claims. The Company and Parent will cooperate to implement the commitments set forth on Section 6.6(a) of the Parent Disclosure Schedule.

(b) With respect to any employee benefit plans of Parent or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent and its Subsidiaries shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan and not for purposes of the fully insured long-term disability plan related to disabilities arising from pre-existing conditions as defined under the policy as an exclusion; (ii) provide each such employee and their eligible dependents with credit in the calendar year in which the Closing Date occurs for any coinsurance and deductibles paid prior to the Effective Time under a Company Benefit Plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, coinsurance or maximum out-of-pocket requirements under any New Plans provided that the Company’s health insurance administrator, consultant/broker, and/or medical and dental carrier timely provides Parent’s health insurance administrator, consultant/broker, and/or medical and dental carrier a secured electronic file format (to be agreed by the administrator, consultant/broker or carrier) that provides the applicable year-to-date deductible and out-of-pocket expenses incurred by such Continuing Employee of dependent; and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension or retiree welfare plan, (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits, or (D) for purposes of any equity incentive awards granted by Parent.

(c) If requested by Parent in writing at least five (5) business days prior to the Effective Time, the Company shall cause any 401(k) plan sponsored or maintained by the Company (the “Company 401(k) Plan”) to be terminated effective as of the day immediately prior to the Effective Time and contingent upon the occurrence of the Closing. If the Company 401(k) Plan is terminated, the Continuing Employees shall be eligible to participate, effective as soon as reasonably practicable following the Effective Time, in a 401(k) plan sponsored or maintained by Parent or one of its Subsidiaries (a “Parent 401(k) Plan”). The Company and

Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or Parent 401(k) Plan to permit the Continuing Employees who are then actively employed to make rollover contributions to the Parent 401(k) Plan of “eligible rollover distributions” (with the meaning of Section 401(a)(31) of the Code) in the form of cash. The Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated or amended, as applicable, in accordance with this Section 6.6(c); provided that, prior to amending or terminating the Company 401(k) Plan, the Company shall provide the form and substance of any applicable resolutions or amendments to Parent for review and comment and the Company shall consider any such comments in good faith.

(d) On and after the date hereof, the Company shall provide any broad-based employee notices or communication materials (including any website posting) to be provided or communicated by the Company with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the transactions contemplated by this Agreement to Parent for prior review and comment and the Company shall consider any such comments in good faith.

(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, Parent, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Parent or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7 Indemnification; Insurance.

(a) At or prior to the Effective Time, the Company shall obtain and fully pay the premium for, and the Surviving Corporation shall maintain in full force and effect (and the obligations under to be honored), during the six (6)-year period beginning on the date of the Effective Time, a “tail” prepaid directors’ and officers’ liability insurance policy or policies (which policy or policies by their respective express terms shall survive the Merger) (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured for each of the foregoing), in each case that (x) provides coverage with respect to claims arising from facts or events which occurred at or prior to the Effective Time (including the transactions contemplated by this Agreement) and (y) is in effect for a period of at least six (6) years from and after the Effective Time; provided, however, that the Surviving Corporation shall not be required to expend for such extended insurance coverage an amount in excess of three hundred percent (300%) of the current annual premium paid as of the date hereof by the Surviving Corporation for such insurance.

(b) For a period of no less than six (6) years from and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the fullest extent permitted under applicable law, the Company Articles, the governing or organizational documents of any Subsidiary of the Company and any indemnification agreements in existence as of the date hereof and disclosed in Section 6.7(b) of the Company Disclosure Schedule, each present and former director or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising, in whole or in part, out of, or pertaining to, the fact that such person is or was a director or officer of the Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses the Company Indemnified Party to whom expenses are advanced provides an undertaking (in a reasonable and customary form) to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and Representatives.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest Parent or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the then-current officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by the other party, at the expense of the party who makes any such request.

6.9 Advice of Changes. Parent and the Company shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10 Company Acquisition Proposals. The Company shall not, and shall cause its Subsidiaries, officers and directors, and use its reasonable best efforts to cause its and their employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (a) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to, (b) engage or participate in any negotiations with any person concerning or (c) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Company Acquisition Proposal (except to notify a person that has made or, to the knowledge of the Company, is making any inquiries with respect to, or is considering making, a Company Acquisition Proposal, of the existence of the provisions of this Section 6.10). The Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Company Acquisition Proposal. The Company shall, and shall cause its Subsidiaries to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Acquisition Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of the Company or its Subsidiaries in the possession of such person or its Representatives. The Company will promptly (and in any event within twenty-four (24) hours) advise Parent following receipt of any Company Acquisition Proposal or any inquiry which could reasonably be expected to lead to a Company Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Company Acquisition Proposal), will provide Parent with an unredacted copy of any such Company Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Company Acquisition Proposal and will keep Parent reasonably apprised of any related developments, discussions and negotiations on a current basis, including by providing to Parent within twenty-four (24) hours any amendments to or revisions of the terms of such inquiry or Company Acquisition Proposal. The Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. Unless this Agreement has been terminated in accordance with its terms, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to on its behalf, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.10) relating to any Company Acquisition Proposal. As used in this Agreement, “Company Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, inquiry or proposal relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries or twenty percent (20%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in such third party beneficially owning twenty percent (20%) or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange or other business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty percent (20%) or more of the consolidated assets of the Company.

6.11 Public Announcements. The parties hereto agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the Company and Parent. Thereafter, each of the parties agrees that no public release, statement or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable law, or any listing agreement with or rule of any national securities exchange or association, or the rules or regulations of any applicable Governmental Entity to which the relevant party is subject, in which case the party required to make the release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release, statement or announcement in advance of such issuance.

6.12 Change of Method. Parent may at any time change the method of effecting the Merger if and to the extent reasonably requested by Parent, and the Company agrees to enter into such amendments to this Agreement as Parent may reasonably request in order to give effect to such restructuring; provided, however, that no such change or amendment shall (a) alter or change the amount or kind of the Merger Consideration, (b) adversely affect the Tax treatment of the Merger with respect to the Company’s shareholders or (c) be reasonably likely to cause the Closing to be materially delayed or the receipt of the Requisite Regulatory Approvals to be prevented or materially delayed. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.13 Takeover Restrictions. The Company and its Subsidiaries shall not take any action that would cause any Takeover Restriction to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and the Company and its Subsidiaries shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Restriction now or hereafter in effect. If any Takeover Restriction may become, or may purport to be, applicable to the transactions contemplated hereby, the Company will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Restriction on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Restriction.

6.14 Litigation and Claims. Each of Parent and the Company shall, to the extent permitted under applicable law and regulation, promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any

Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement, the Bank Merger Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate, at Parent’s expense, in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger and the Bank Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any shareholder of the Company relating to this Agreement, the Merger, the Bank Merger or any other transaction contemplated hereby without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.15 Corporate Governance. Effective as of the Effective Time, Parent shall take all appropriate action to cause to be appointed as a director of Parent one Company Board Representative. If Parent’s board of directors will consist of greater than eleven (11) members following its 2026 Annual Meeting of Shareholders, Parent shall take all appropriate action to cause to be appointed effective immediately following such meeting a second Company Board Representative as a director of Parent, such that two (2) Company Board Representatives are members of Parent’s board of directors effective immediately following such meeting. A “Company Board Representative” refers to a director of the Company as of immediately prior to the Effective Time, who is mutually agreed by the Company and Parent prior to the Closing; provided that the parties agree that Wende Kotouc will be a Company Board Representative. The Company and Parent further agree to the selected governance arrangements set forth in Section 6.15 of the Company Disclosure Schedule.

6.16 Tax Matters

(a) Preparation of Pass-Through Tax Returns. Wende Kotouc (the “Company Tax Representative”) shall cause to be prepared any income Tax Returns of the Company and any Subsidiaries of the Company for any taxable period ending on or prior to the Closing Date (a “Pre-Closing Tax Period”) for which the items of income, deductions, credits, gains or losses are passed through to the owners of the Company under applicable law (including, for the avoidance of doubt, IRS Form 1120-S) (a “Pass-Through Tax Return”). With respect to each such Pass-Through Tax Return to be prepared by the Company Tax Representative pursuant to the preceding sentence, unless otherwise required under applicable law or provided in this Agreement, such Tax Return shall be prepared in a manner consistent with past practice of the Company and its Subsidiaries and the Parent and its affiliates shall reasonably cooperate with such preparation as reasonably requested by the Company Tax Representative. At least thirty (30) days prior to filing any Tax Return prepared by the Company Tax Representative pursuant to this Section 6.16(a), the Company Tax Representative shall provide a draft of such Tax Return to Parent for review and comment and the Company Tax Representative shall consider in good faith all reasonable changes suggested by Parent to any such Tax Return. Prior to filing any Tax Return prepared by the Company Tax Representative pursuant to this Section 6.16(a), Parent shall have the right to approve such Tax Return, such approval not to be unreasonably withheld, conditioned or delayed. Parent shall timely file or cause to be filed (taking into account all extensions properly obtained) with the applicable taxing authority each such Pass-Through Tax Return as prepared by the Company Tax Representative pursuant to this Section 6.16(a). The parties agree that the costs and expenses related to the transactions contemplated by this Agreement incurred or accrued by the Company and its Subsidiaries at or prior to the Closing, including any payments with respect to Company Stock Bonus Awards, will be treated as deductible in a tax period ending on or before the Closing Date to the extent permitted under applicable law at a “more likely than not” or higher level of confidence, and all Tax Returns will be prepared consistent with such treatment. The Voting Shareholders shall pay or reimburse, as applicable, the fees and reasonable out of pocket expenses of the Company Tax Representative incurred pursuant to this Section 6.16(a).

(b) Audits of Pass-Through Tax Returns. Parent shall notify the Company Tax Representative within fifteen (15) days upon the receipt of any notice, or becoming aware, of any audit or other similar examination with respect to a Pass-Through Tax Return of Company or any of its Subsidiaries for any Pre-Closing Tax Period (a “Tax Contest”). The Company Tax Representative shall control (with representatives of its choosing), at the Voting Shareholders’ expense, any Tax Contest; provided that (i) Parent shall be kept fully informed as to the conduct of such Tax Contest, (ii) Parent shall have the right to participate in any such Tax Contest with counsel of its own choosing at its own expense, and (iii) the Company Tax Representative shall not settle or compromise any such Tax Contest without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(c) Post-Closing Tax Actions. Without the prior written consent of the Company Tax Representative (such consent not to be unreasonably withheld, conditioned, or delayed), unless otherwise required by applicable law, Parent will not, and will not cause or permit the Company or any of its Subsidiaries to take, any of the following actions: (i) file, or cause to be filed, any restatement or amendment of, modification to, or claim for refund relating to, any Pass-Through Tax Return of Company or any of its Subsidiaries for any Pre-Closing Tax Period, (ii) make or change any Tax election on any Pass-Through Tax Return of Company or any of its Subsidiaries for any Pre-Closing Tax Period, (iii) extend or waive any statute of limitations with respect to Pass-Through Tax Returns of Company or any of its Subsidiaries for a Pre-Closing Tax Period, (iv) file Pass-Through Tax Returns for Company or any of its Subsidiaries for a Pre-Closing Tax Period in a jurisdiction in which such Company or Company Subsidiary has not historically filed Tax Returns, (v) initiate discussions or examinations with a taxing authority or make any voluntary disclosures with respect to Pass-Through Tax Returns of Company or any of its Subsidiaries for Pre-Closing Tax Periods, (vi) change any accounting method or adopt any convention for Company or any of its Subsidiaries that shifts taxable income from a post-Closing Tax Period to a Pre-Closing Tax Period or shifts deductions or losses from a Pre-Closing Tax Period to a post-Closing Tax Period or (vii) take any action after the Closing or the Closing Date outside the ordinary course of business (except as provided in this Agreement or any other accompanying document), in each case, to the extent such action would reasonably be expected to result in Tax liability of the owners of the Company prior to the Effective Time under applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Company shall have received the Written Consent.

(b) Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other material transactions contemplated by this Agreement.

(e) Regulatory Approvals. All regulatory authorizations, consents, orders or approvals (i) from the Federal Banking Agencies and (ii) set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect on Parent or the Surviving Corporation, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (such approvals and the expiration of such waiting periods being referred to herein as the “Requisite Regulatory Approvals”).

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Sections 3.2(a) and 3.9(a) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 3.1, 3.2(b), 3.2(c), 3.2(d), 3.3(a), 3.3(b)(i) and 3.8 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on the Company or the Surviving Corporation.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Tax Opinion. Parent shall have received the opinion of Wachtell, Lipton, Rosen & Katz, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to such counsel.

(d) FIRPTA Certificate. Parent shall have received from the Company a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter, which shall state that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulations Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such notification letter, the Company shall have provided to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing.

(e) Burdensome Condition. No Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(f) Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company stating that the conditions specified in Sections 7.2(a) and 7.2(b) have been satisfied.

(g) Deposit Noncompetition Agreements. Neither Company Bank nor any applicable Depositor (as defined under an applicable Deposit Noncompetition Agreement) shall be in breach of and shall not have stated in writing any intention to breach any Deposit Noncompetition Agreement.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in (i) Sections 4.2(a) and 4.9 shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and (ii) Sections 4.1(a), 4.1(b) (with respect to Parent Bank only), 4.2(c) (with respect to Parent Bank only), 4.3(a), 4.3(b)(i) and 4.8 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be likely to have a Material Adverse Effect on Parent.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent stating that the conditions specified in Sections 7.3(a) and 7.3(b) have been satisfied.

(d) Consulting Agreement and Personal Effects Side Letter. Parent shall not be in breach of and shall not have stated in writing any intention to breach either of the Consulting Agreement or the Personal Effects Side Letter.

(e) Tax Opinion. The Company shall have received the opinion of Alston & Bird LLP, in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Written Consent:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before the first (1st) anniversary of the date hereof (the “Termination Date”) unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided that, notwithstanding the foregoing provisions of this Section 8.1(c), Parent and the Company may mutually agree in writing to amend the Termination Date to any other date as they mutually agree;

(d) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured by the earlier of the Termination Date and forty-five (45) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period; or

(e) by Parent if the Company fails to deliver to Parent a copy of the duly executed and delivered Written Consent executed by all holders of Company Voting Stock not later than 5:00 p.m., Central Standard Time, on the day following the date hereof.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d) or (e) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.11, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Sections 6.7 and 6.15, and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Written Consent. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties.

9.3 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise expressly provided in this Agreement, including in Section 8.2, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail (provided that no notice is received by the e-mail sender within twelve (12) hours thereafter indicating that such e-mail was undeliverable or otherwise not delivered), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to the Company, to:

American National Corporation

8990 W Dodge Road

Omaha, Nebraska 68114

Attention:  John F. Kotouc and Dianne S. Lozier

E-mail:   JFK@ANBank.com and

 Dianne.Lozier@LozierEnterprise.com

With a copy (which shall not constitute notice) to:

Alston & Bird, LLP

Dallas Arts Tower

2200 Ross Ave., Suite 2300

Dallas, Texas 75229

Attention:  Mark Kanaly

E-mail:   Mark.Kanaly@Alston.com

and

if to Parent, to:

Associated Banc-Corp

433 Main Street

Green Bay, Wisconsin 54301

Attention:  Andrew J. Harmening

 Derek S. Meyer

 Randall J. Erickson

E-mail:   Andy.Harmening@associatedbank.com

 Derek.S.Meyer@associatedbank.com

 Randy.Erickson@associatedbank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Nicholas G. Demmo

E-mail:   NGDemmo@wlrk.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to “Articles,” “Sections,” “Exhibits” or “Schedules,” such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge of the Company” means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, and the “knowledge of Parent” means the actual knowledge of any of the officers of Parent listed on Section 9.6 of the Parent Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, Green Bay, Wisconsin or Omaha, Nebraska are authorized by law or executive order to be closed, (b) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) the term “made available” means any document or other information that was (i) provided by one party or its Representatives to the other party and its Representatives at least one (1) business day prior to the date hereof, (ii) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (iii) in the case of Parent, filed by Parent with the SEC and publicly available on EDGAR at least one (1) business day prior to the date hereof and (e) references to a party’s “shareholders” shall mean its shareholders. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law.

9.7 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Entity by any party hereto to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 9.7 apply.

9.8 Counterparts. This Agreement may be executed in counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.9 Entire Agreement. This Agreement (including the Company Disclosure Schedule, Parent Disclosure Schedule and other documents and the instruments referred to herein) together with the Shareholders’ Agreement and the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the board of directors of the Company shall be subject to the laws of the State of Nebraska).

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the state courts of the State of Wisconsin or any federal court of competent jurisdiction located in the State of Wisconsin (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.11 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each Company Indemnified Party and his or her heirs and Representatives, this Agreement (including the documents and instruments referred to herein) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Except as provided in Section 6.7, notwithstanding any other provision in this Agreement to the contrary, no consent, approval or agreement of any third-party beneficiary will be required to amend, modify or waive any provision of this Agreement.

9.13 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.14 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

ASSOCIATED BANC-CORP

By:	/s/ Andrew J. Harmening
Name: Andrew J. Harmening
Title:	President and Chief Executive Officer

AMERICAN NATIONAL CORPORATION, a Nebraska corporation and bank holding company registered under the Bank Holding Company Act of 1956, as amended

By:	/s/ John F. Kotouc
Name: John F. Kotouc
Title: Co-Chief Executive Officer

By:	/s/ Dianne S. Lozier
Name: Dianne S. Lozier
Title: Co-Chief Executive Officer

Exhibit 10.1

Execution Version

TRANSFER, VOTING AND REGISTRATION RIGHTS AGREEMENT

BETWEEN

ASSOCIATED BANC-CORP

AND

THE OTHER SIGNATORIES HERETO

DATED AS OF NOVEMBER 30, 2025

Table of Contents

		Page
ARTICLE I

DEFINITIONS

Section 1.1	Certain Defined Terms	1

ARTICLE II

TRANSFERS

Section 2.1	General Transfer Restrictions	3
Section 2.2	Restrictions on Transfer	3
Section 2.3	Permitted Transferees	4
Section 2.4	Legend on Securities	4
Section 2.5	Registration Rights	5

ARTICLE III

VOTING AGREEMENT

Section 3.1	Voting Agreement	5

ARTICLE IV

MISCELLANEOUS

Section 4.1	Representations	6
Section 4.2	Termination	6
Section 4.3	Ownership Information	7
Section 4.4	Amendment and Waiver	7
Section 4.5	Severability	7
Section 4.6	Entire Agreement	7
Section 4.7	Successors and Assigns	7
Section 4.8	Counterparts	7
Section 4.9	No Representative Capacity	7
Section 4.10	Remedies	7
Section 4.11	Notices	8
Section 4.12	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	8
Section 4.13	Interpretation	8

-i-

-ii-

TRANSFER, VOTING AND REGISTRATION RIGHTS AGREEMENT

This Transfer, Voting and Registration Rights Agreement, dated as of November 30, 2025 (this “Agreement”), by and among Associated Banc-Corp, a Wisconsin corporation (“Parent”), and the other signatories hereto (each, severally and not jointly, a “Shareholder”).

WHEREAS, Parent and American National Corporation are parties to an Agreement and Plan of Merger, of even date herewith (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, Parent will issue shares of Parent Common Stock (as defined in the Merger Agreement; all capitalized terms used herein but not defined herein shall have the meanings ascribed thereto in the Merger Agreement) to each of the Shareholders;

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, the parties are entering into this Agreement concurrently with entering into the Merger Agreement; and

WHEREAS, this Agreement will become effective automatically upon the Closing.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Defined Terms. As used herein, the following terms shall have the following meanings:

“Beneficial Ownership” by a person of any securities includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares (i) voting power, which includes the power to vote, or to direct the voting of, such security; and/or (ii) investment power, which includes the power to dispose, or to direct the disposition, of such security; and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided that for purposes of determining Beneficial Ownership, a person shall be deemed to be the Beneficial Owner of any securities which may be acquired by such person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of sixty (60) days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing. For the avoidance of doubt, this expanded interpretation shall apply even if such rights are contingent, conditional, or subject to future events beyond the sixty (60)-day period referenced in Rule 13d-3. For purposes of this Agreement, a person shall be deemed to Beneficially Own any securities Beneficially Owned by its Permitted Transferees or any Group of which such person or its Permitted Transferees is or becomes a member. The terms “Beneficially Own” and “Beneficial Owner” shall have correlative meanings.

“Board” means the Board of Directors of Parent.

“Covered Shares” means the shares of Parent Common Stock issued pursuant to the Merger Agreement and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, share subdivision or consolidation, bonus issue, dividend or combination, or any reclassification, recapitalization, merger, amalgamation, consolidation, exchange or other similar reorganization.

“Group” has the meaning assigned to it in Section 13(d)(3) of the Exchange Act.

“Immediate Family” means, with respect to any individual, such individual’s spouse or domestic partner, lineal descendants and antecedents (including parents, grandparents, children, and grandchildren), siblings, and the spouses of any of the foregoing; any adopted or stepchild; and any other person related by blood, marriage, or adoption within the second degree of consanguinity or affinity.

“Loss” means any loss, claim, award, judgment, damage, liability and expense (including reasonable attorney fees and expenses) actually incurred.

“Parent Change of Control Transaction” shall be deemed to occur if:

(A) any person becomes the Beneficial Owner, directly or indirectly, of capital stock of Parent representing a majority of Parent’s total outstanding Voting Securities;

(B) Parent consummates any merger, amalgamation, scheme or plan of arrangement or consolidation or similar business combination transaction or any exchange or sale of Parent’s Voting Securities, as a result of which the capital stock of Parent outstanding immediately prior to such transaction does not represent (either by remaining outstanding or by being converted into capital stock of the person surviving or resulting from such transaction, or the ultimate parent company of such person), immediately after giving effect to such transactions, at least a majority of the combined outstanding Voting Securities of Parent or the surviving or resulting entity (or the ultimate parent company of such person); or

(C) the shareholders of Parent approve a plan of complete liquidation or winding up of Parent or an agreement for the sale or disposition (in one transaction or a series of transactions) of all or substantially all of Parent’s assets.

“Permitted Transferee” means (x) such Shareholder’s Immediate Family, estate, heirs, executors and administrators and/or a trust of such Shareholder that is controlled by such Shareholder and the beneficiaries of which are comprised solely of such Shareholder and the members of the Immediate Family of such Shareholder, (y) with respect to Shareholders that are members of the Lozier family, any bona fide charitable entity included on Schedule I hereto or (z) another Shareholder, in each case to which such Shareholder Transfers any of the Covered Shares pursuant to Section 2.3.

“Transfer” means, directly or indirectly, to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Covered Shares or any interest in any Covered Shares.

“Voting Securities” means at any time shares of any class of capital stock or other securities or interests of a person which are then entitled to vote generally, and not solely upon the occurrence and during the continuation of certain specified events, in the election of directors or persons performing a similar function with respect to such person.

ARTICLE II

TRANSFERS

Section 2.1 General Transfer Restrictions. Each Shareholder, severally and not jointly, agrees that it shall not, and it shall direct its Permitted Transferee not to, Transfer any Covered Shares, and no Transfer of Covered Shares by it or any of its Permitted Transferees, may be effected except in compliance with this Article II. Any attempted Transfer in violation of this Agreement shall be of no effect and null and void and shall not be recorded in the register of members of Parent. Notwithstanding the foregoing, this Article II shall cease to apply following a Parent Change of Control Transaction.

Section 2.2 Restrictions on Transfer. (a) During the first sixty (60) days following the Closing Date, no Shareholder (including, for all purposes of this Section 2.2, such Shareholder’s Permitted Transferees) shall Transfer any of the Covered Shares received by it. After the sixtieth (60th) day following the Closing Date through the first anniversary of the Closing Date, all Shareholders in the aggregate may Transfer up to 150,000 shares of Parent Common Stock on any single full trading day; provided, however, that the limitations of this sentence shall not apply to any sale of Parent Common Stock (a) pursuant to a Public Offering, (b) in a Private Transaction to any person that is not a Proscribed Holder, or (c) through any other transaction mutually agreed upon in writing by Parent and the Shareholder. Following the first anniversary of the Closing Date, the restrictions on Transfer hereunder shall cease to apply, provided that no Shareholder shall knowingly, after reasonable inquiry, Transfer any Covered Shares to a Proscribed Holder. For purposes hereof: (a) “Public Offering” means any underwritten public offering registered under the Securities Act in which participating Shareholders use commercially reasonable efforts to (i) achieve broad distribution of voting securities of Parent (“Parent Voting Securities”) to public markets and (ii) not knowingly, after reasonable inquiry, effect sales to any Proscribed Holder; (b) “Proscribed Holder” means any person who (i) after such purchase would Beneficially Own Parent Voting Securities representing five percent (5%) or more of the total voting power of Parent capital stock or (ii) would not, after reasonable inquiry, be eligible to report such ownership on Schedule 13G if Beneficial Ownership were five percent (5%) or more of the outstanding Parent Voting Securities; and (c) “Private Transaction” means any bona fide privately negotiated sale for the purchaser’s own account that is not effected through any securities exchange or alternative trading system.

(b) Between the date hereof and the Closing Date, the parties will cooperate to determine procedures designed to help the parties to coordinate and ensure compliance with the Transfer restrictions hereunder.

Section 2.3 Permitted Transferees. Notwithstanding Sections 2.1 and 2.2, each Shareholder may, following written notice to Parent (email being sufficient), Transfer Covered Shares to a Permitted Transferee who agrees in writing to be bound by the terms of this Agreement as if it were a Shareholder pursuant to a joinder agreement hereto in a form reasonably satisfactory to Parent.

Section 2.4 Legend on Securities.

(a) Each certificate or book-entry notation representing Covered Shares Beneficially Owned by any Shareholder or its Permitted Transferees shall bear the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SUCH ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SUCH ACT AND SUCH LAWS. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR OTHER TRANSFER OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER LIMITATIONS SET FORTH IN THAT CERTAIN LIQUIDITY, VOTING AND REGISTRATION RIGHTS AGREEMENT DATED AS OF NOVEMBER 30, 2025, BETWEEN ASSOCIATED BANC-CORP (THE “COMPANY”) AND THE OTHER SIGNATORIES THERETO, AS THE SAME MAY BE AMENDED FROM TIME TO TIME (THE “AGREEMENT”), COPIES OF WHICH AGREEMENT ARE ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY.”

(b) Parent may make a notation on its records or give instructions to any transfer agents or registrars for Parent capital stock in order to implement the restrictions on Transfer set forth in this Agreement.

(c) In connection with any Transfer of Covered Shares, including the Transfer to Permitted Transferees, the transferor shall provide Parent with such customary certificates, opinions and other documents as Parent may reasonably request to assure that such Transfer complies fully with this Agreement and with applicable securities and other applicable laws.

Section 2.5 Registration Rights. Each Shareholder shall be entitled to the benefits, subject to the terms, of the provisions set forth in Exhibit A hereto governing and providing for, among other matters, registration rights with respect to Registrable Securities (as defined in Exhibit A).

ARTICLE III

VOTING AGREEMENT

Section 3.1 Voting Agreement.

(a) Until such time as all Shareholders (including, for all purposes of this Section 3.1, all Permitted Transferees) in the aggregate Beneficially Own less than five percent (5%) of the outstanding Parent Voting Securities, each Shareholder shall, and shall direct its Permitted Transferees to, vote, or act by written consent with respect to, all of the shares of Parent Voting Securities Beneficially Owned by such Shareholder and such Permitted Transferees in a manner consistent with the recommendation of the Board, provided that no Shareholder shall be required to vote in favor of any proposal (i) that would invalidate, impair, or otherwise adversely affect such Shareholder’s rights under this Agreement, (ii) to amend Parent’s articles of incorporation or by-laws in a manner that would adversely affect the rights or privileges of such Shareholder relative to other holders of Parent Common Stock, (iii) to approve any merger agreement or transaction involving a Parent Change of Control (unless unanimously approved by all directors, including Wende Kotouc), or (iv) any action that would reasonably be expected to materially increase such Shareholder’s liability or obligations, reduce its economic rights, or impose additional restrictions on transferability of its shares beyond those expressly agreed herein.

(b) Each Shareholder shall, and shall direct each of its Permitted Transferees, use commercially reasonable efforts to be present in person or represented by proxy at all meetings of security holders of Parent so that all Voting Securities Beneficially Owned by such Shareholder and its Permitted Transferees are counted as present for the purpose of determining the presence of a quorum, provided that no Shareholder shall be obligated to attend any meeting in person if it is able to be represented by proxy thereat.

(c) Notwithstanding the foregoing, this Article III shall cease to apply following a Parent Change of Control Transaction.

ARTICLE IV

MISCELLANEOUS

Section 4.1 Representations. Each Shareholder, severally and not jointly, hereby represents and warrants to Parent as follows:

(i) Such Shareholder has the requisite capacity and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly authorized (to the extent authorization is required), executed and delivered by such Shareholder and, assuming this Agreement constitutes a legal, valid and binding obligation of Parent, constitutes a legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

(ii) The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement will not, (a) violate any law applicable to the Shareholder or the Covered Shares or (b) conflict with, or result in a breach or default under, any agreement or instrument to which the Shareholder is a party, except where such conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have a materially adverse effect on the Shareholder’s ability to satisfy its obligations hereunder.

(iii) The execution and delivery of this Agreement by such Shareholder does not, and the performance by such Shareholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require such Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

(iv) Each Shareholder is acquiring the Parent Common Stock to be issued by Parent to the Shareholders under the Merger Agreement solely for the purpose of investment and not with a view to, or in connection with, any sale or offering for sale of such shares of Parent Common Stock, in whole or in part, except pursuant to sales registered or exempted under the Securities Act, and no Shareholder has a present arrangement or agreement to effect any sale or offering for sale of any such shares of Parent Common Stock to or through any person. Each Shareholder has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Parent Common Stock and is capable of bearing the economic risks of its investment in Parent Common Stock. Each Shareholder is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Shareholders understand that the shares of Parent Common Stock to be issued by Parent to the Shareholders under the Merger Agreement have not been and are not being registered under the Securities Act or any state or other country’s securities laws, and may not be offered for sale, sold, assigned or transferred unless pursuant to an effective registration statement under the Securities Act and any applicable state or other country’s securities laws, or an exemption from such registration under the Securities Act and in compliance with any applicable state or other country’s securities laws.

Section 4.2 Termination. Except as otherwise expressly provided in this Agreement or Exhibit A, this Agreement shall terminate when the Shareholders (including for all purposes of this Section 4.2, all Permitted Transferees) in the aggregate Beneficially Own less than five percent (5%) of the outstanding Parent Voting Securities; provided that nothing in this Section 4.2 shall be deemed to release any party from any liability for any willful and material breach of this Agreement occurring prior to the termination hereof.

Section 4.3 Ownership Information. For purposes of this Agreement, all determinations of the amount of issued and outstanding Parent Voting Securities shall be based on information set forth in the most recent quarterly or annual report, and any current report subsequent thereto, filed by Parent with the SEC, unless Parent shall have updated such information by delivery of written notice to the Shareholders.

Section 4.4 Amendment and Waiver. Except as otherwise provided herein, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 4.5 Severability. If any provision of this Agreement shall be declared by any court of competent jurisdiction to be illegal, void or unenforceable, all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

Section 4.6 Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way.

Section 4.7 Successors and Assigns. Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 4.8 Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

Section 4.9 No Representative Capacity. Notwithstanding anything to the contrary herein, this Agreement applies solely to the Shareholder in the Shareholder’s capacity as a shareholder of Parent, and, to the extent the Shareholder serves as a member of the Board of Directors or as an officer of Parent, nothing in this Agreement shall limit or affect any actions or omissions taken by the Shareholder in the Shareholder’s capacity as a director or officer and not as a shareholder.

Section 4.10 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that each and every one of the covenants or agreements in this Agreement are not performed in accordance with their terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any court of competent jurisdiction enjoining any such breach and enforcing specifically each and every one of the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event a court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 4.11 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by e-mail (provided that no notice is received by the e-mail sender within twelve (12) hours thereafter indicating that such e-mail was undeliverable or otherwise not delivered), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered (a) if to Parent, to the addresses set forth below, or (b) if to any Shareholder, to the address set forth on the signature page of such Shareholder, or with respect to Parent or any Shareholder pursuant to such other instructions as may be designated in writing by the party to receive such notice.

If to Parent, to:

Associated Banc-Corp

433 Main Street

Green Bay, Wisconsin 54301

Attention:    Randall J. Erickson

E-mail:     Randy.Erickson@associatedbank.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    Nicholas G. Demmo

E-mail:     NGDemmo@wlrk.com

Section 4.12 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 9.10 of the Merger Agreement is incorporated herein by reference.

Section 4.13 Interpretation. Section 9.6 of the Merger Agreement is incorporated herein by reference. The parties hereto acknowledge that each party and its attorney have reviewed this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Transfer, Voting and Registration Rights Agreement as of the date first written above.

ASSOCIATED BANC-CORP

By:	/s/ Andrew J. Harmening
ANDREW J. HARMENING
President and Chief Executive Officer

[Signature Page to Transfer, Voting and Registration Rights Agreement]

SHAREHOLDER

DIANNE S. LOZIER ANC STOCK HOLDING TRUST

By:	/s/ Dianne S. Lozier
DIANNE S. LOZIER, Trustee

Dianne S. Lozier ANC Stock Holding Trust 3611 Hawk Woods Circle
Omaha, NE 68112

[Signature Page to Transfer, Voting and Registration Rights Agreement]

SHAREHOLDER

JOHN F. KOTOUC SPECIAL HOLDING TRUST

By:	/s/ John F. Kotouc
JOHN F. KOTOUC, Trustee

John F. Kotouc Special Holding Trust 8308 Hickory
Omaha, NE 68124

[Signature Page to Transfer, Voting and Registration Rights Agreement]

SHAREHOLDER

THOMAS O. KOTOUC LIVING TRUST

By:	/s/ Thomas O. Kotouc
THOMAS O. KOTOUC, Trustee

By:	/s/ Jan M. Kotouc
JAN M. KOTOUC, Trustee

Thomas O. Kotouc Living Trust 10 Courtland Green Street
Spring, TX 77382-5101

[Signature Page to Transfer, Voting and Registration Rights Agreement]

SHAREHOLDER

ANN L. DUEY TRUST

By:	/s/ Ann L. Duey
ANN L. DUEY, Trustee

Ann Duey Revocable Trust 1206 South 116th Avenue
Omaha, NE 68144

[Signature Page to Transfer, Voting and Registration Rights Agreement]

Exhibit A

Registration Rights

ARTICLE I

ADDITIONAL DEFINITIONS

Section 1.01. Definitions. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement; Sections and Articles referenced herein are references to the Sections and Articles of this Exhibit except as otherwise expressly indicated. As used in and for purposes of this Exhibit A, the following terms have the following meanings:

“415 Shelf Registration Statement” means a Form S-3 providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act.

“Automatic Shelf Registration Statement” means an “automatic shelf registration statement” as defined in Rule 405 promulgated under the Securities Act.

“Demand Notice” has the meaning set forth in Section 2.02(a).

“Demand Registration” means a registration as set forth in Section 2.02(a).

“Demand Shareholders” has the meaning set forth in Section 2.02(a).

“FINRA” means the Financial Industry Regulatory Authority.

“Indemnified Party” has the meaning set forth in Section 2.11(c).

“Indemnified Persons” has the meaning set forth in Section 2.11(a).

“Indemnifying Party” has the meaning set forth in Section 2.11(c).

“Inspectors” has the meaning set forth in Section 2.06(a)(viii).

“Marketed Underwritten Offering” means an Underwritten Offering that involves (i) one-on-one meetings or calls between investors and management of Parent, (ii) a customary roadshow or other marketing activity that requires members of the management of Parent to be out of the office for two (2) business days or more or group meetings or calls between investors and management of Parent or (iii) any other substantial marketing effort by the underwriters over a period of at least forty-eight (48) hours

“Piggyback Registration” has the meaning set forth in Section 2.03.

“Prospectus” means the prospectus (including any preliminary prospectus and any final prospectus) included in any Registration Statement, as amended or supplemented by any free writing prospectus, whether or not required to be filed with the SEC, prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement and by all other amendments and supplements to the prospectus, and all material incorporated by reference in such prospectus.

“Records” has the meaning set forth in Section 2.06(a)(viii).

“Registrable Securities” means the Covered Shares Beneficially Owned by a Shareholder at any time in accordance with the terms and conditions of the Agreement; provided, however, that any such Covered Shares shall cease to be Registrable Securities if and when (x) they have been effectively registered under the Securities Act and disposed of in accordance with an effective Registration Statement covering it or (y) in the case of Covered Shares held by a Shareholder who is not an affiliate (as such term is defined in Rule 12b-2 under the Exchange Act) of Parent, they may immediately be sold under Rule 144 (or any similar provision then in force) under the Securities Act without any volume or manner of sale restrictions.

“Registration Statement” means any registration statement of Parent that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.

“Rule 144” means Rule 144 promulgated under the Securities Act or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

“Shareholder” means each Shareholder as defined in the Agreement and such Shareholder’s Permitted Transferees.

“Shareholder Information” has the meaning set forth in Section 2.11(b).

“Shelf Registration Statement” means an Automatic Shelf Registration Statement or a 415 Shelf Registration Statement.

“Suspension Period” has the meaning set forth in Section 2.08(a).

“Underwriter” means, with respect to any Underwritten Offering, a securities dealer who purchases any Registrable Securities as a principal in connection with a distribution of such Registrable Securities.

“Underwriter’s Lockup” has the meaning set forth in Section 2.07(c) of this Exhibit A.

“Underwritten Offering” means a public offering of securities registered under the Securities Act in which an Underwriter participates in the distribution of such securities.

“Underwritten Offering Limitations” has the meaning set forth in Section 2.01(d).

ARTICLE II

REGISTRATION RIGHTS

Section 2.01. Shelf Registration.

(a) Filing. Subject to Section 2.08,

(i) if on the Closing Date, Parent is a well-known seasoned issuer (as defined in Rule 405 of the Securities Act), Parent will file, within three (3) business days of the sixty-first (61st) day following the Closing Date (the “First Sale Date”), an Automatic Shelf Registration Statement useable for the resale of Registrable Securities under the Securities Act, in accordance with the methods of distribution elected by such Shareholders. Such Automatic Shelf Registration Statement shall contain any intended method of distribution of the Registrable Securities specified in writing by any Shareholder and contemplated hereby.

(ii) if on the First Sale Date, Parent is not a well-known seasoned issuer but is eligible to file a 415 Shelf Registration Statement, Parent will file, within ten (10) business days of the First Sale Date, a 415 Shelf Registration Statement useable for the resale of Registrable Securities under the Securities Act from and after the First Sale Date, in accordance with the methods of distribution elected by such Shareholders and shall use its reasonable best efforts to cause such 415 Shelf Registration Statement to become effective under the Securities Act with forty-five (45) days of filing. Such 415 Shelf Registration Statement shall contain any intended method of distribution of the Registrable Securities specified in writing by any Shareholder and contemplated hereby.

(b) Continued Effectiveness. Until the earlier of (i) such time as all Registrable Securities cease to be Registrable Securities or (ii) Parent is no longer eligible to maintain a Shelf Registration Statement, Parent will keep current and effective any Shelf Registration Statement filed pursuant to Section 2.01(a), and file such supplements or amendments to such Shelf Registration Statement as may be necessary or appropriate in order to keep such Shelf Registration Statement continuously effective and useable for the resale of Registrable Securities under the Securities Act. In the event that Parent is no longer eligible to maintain a Shelf Registration Statement, Parent shall provide written notice to the Shareholders of such ineligibility within five (5) business days of the date on which Parent becomes aware of such ineligibility. Parent shall use reasonable best efforts to cause the Registrable Securities to, on or prior to the Closing Date, be qualified for trading on any securities exchange on which the Parent Common Stock is listed or quoted.

(c) Use of Shelf Registration Statement. Following the Closing Date, each Shareholder shall have the right to use any Shelf Registration Statement then effective to Transfer all or a portion of its Registrable Securities (i) in an unrestricted number of brokered transactions and (ii) Underwritten Offerings in accordance with Section 2.01(d).

(d) Underwritten Offerings pursuant to Shelf Registration Statement. Upon the receipt by Parent of a written request from any Shareholder that desires to sell Registrable Securities in an Underwritten Offering pursuant to a Shelf Registration Statement, Parent will give written notice of such request to all other Shareholders, which notice shall be given in any event within five (5) business days of the date on which Parent received the initial request. Any other Shareholders that desire to sell Registrable Securities in such Underwritten Offering shall give written notice to Parent within five (5) business days after the date Parent gave such other Shareholders notice of the such initial request specifying the number of Registrable Securities proposed by such Shareholder to be included in such Underwritten Offering. A Shareholder may change the number of Registrable Securities proposed to be offered in any such Underwritten Offering at any time prior to commencement of such offering so long as such change would not materially adversely affect the timing or success of such Underwritten Offering; provided, however, that Parent shall be entitled to reasonably delay an Underwritten Offering to the extent resulting from such change. Parent will cooperate with such Shareholders and any Underwriter in effecting an Underwritten Offering pursuant to the Shelf Registration Statement as promptly as reasonably practicable with respect to all such Registrable Securities, subject to the limitations and conditions with respect to Underwritten Offerings (the “Underwritten Offering Limitations”):

(i) Parent shall not be required to effect more than three (3) (x) Underwritten Offerings, (y) Demand Registrations pursuant to Section 2.02 or (z) a combination thereof, of which no more than one (1) of the foregoing may be a Marketed Underwritten Offering.

(ii) Parent shall not be required to effect any Underwritten Offering within ninety (90) days after another Underwritten Offering.

(iii) Parent shall not be required to effect any Underwritten Offering unless the aggregate net proceeds expected to be received from the sale of Registrable Securities in such offering is at least $50 million.

(iv) The relevant Shareholders, on the one hand, and, Parent, on the other hand, shall each be entitled to select one (1) nationally recognized investment banking firm to serve as a lead Underwriter, with each of the two (2) such lead Underwriters to be treated substantially the same in all respects (including underwriting discounts, fees and commissions) in respect of such Underwritten Offering, and the relevant Shareholders shall have the right to select any additional Underwriters in connection with the offering; provided that any such additional Underwriter must be reasonably acceptable to Parent.

(e) Effect on Demand Registration Obligations. The provisions of Section 2.02 shall not apply at any time Parent is eligible to file and maintain the effectiveness of a Shelf Registration Statement.

Section 2.02. Demand Registration.

(a) Demand by Shareholders. If at any time after the Closing Date and prior to Parent effecting three (3) Underwritten Offerings pursuant to Section 2.01(d), Parent is no longer eligible to use a Shelf Registration Statement, then within thirty (30) days after the written request of Shareholders holding a majority of the Registrable Securities then held by the Shareholders to register the resale of a specified amount of the Registrable Securities under the Securities Act pursuant to an Underwritten Offering (a “Demand Notice”), Parent will (i) give written notice of such request to all other Shareholders (which notice shall be given in any event within three (3) business days of the date on which Parent received the applicable Demand Notice) and will use its reasonable best efforts to register, in accordance with the provisions of this Agreement, all Registrable Securities that have been requested to be registered in the Demand Notice or by any other Shareholders by written notice to Parent given within ten (10) business days after the date Parent gave such other Shareholders notice of the Demand Notice (collectively, the “Demand Shareholders”) and (ii) use its reasonable best efforts to file a Registration Statement on an appropriate form to register the resale of such Registrable Securities in an Underwritten Offering within thirty (30) days of the Demand Notice. Each Demand Notice will specify the number of Registrable Securities proposed to be offered for sale, and the Demand Shareholders may adjust such number at any time prior to commencement of the offering. Parent may include its own securities only if such inclusion does not materially adversely affect the timing, pricing or success of the offering.

(b) Effective Registration. Parent will use its reasonable best efforts to (i) cause any Registration Statement filed in connection with a Demand Registration to be declared effective (unless it becomes effective automatically upon filing) as promptly as practicable after the filing thereof with the SEC and (ii) keep such Registration Statement current and effective for a period of not less than ninety (90) days or until completion of the offering. Parent further agrees to supplement or make amendments to each such Registration Statement as may be necessary to keep such Registration Statement effective for the period referred to in clause (ii) above, including (A) to respond to the comments of the SEC, if any, (B) as may be required by the registration form utilized by Parent for such Registration Statement or by the instructions to such registration form, (C) as may be required by the Securities Act or (D) as may be reasonably requested in writing by the Demand Shareholders or any Underwriter and reasonably acceptable to Parent.

(c) Limitations. Parent’s obligations in this Section 2.02 shall be subject to the Underwritten Offering Limitations.

Section 2.03. Piggyback Registration. If at any time after the Closing Date and in addition to the Shareholders’ rights in Section 2.01 and Section 2.02, Parent proposes to file a registration statement under the Securities Act or consummate an Underwritten Offering with respect to an offering of Parent Common Stock for (a) Parent’s own account (other than a Registration Statement on Form S-4 or S-8 (or any substitute form that may be adopted by the SEC)) or (b) the account of any holder of Parent Common Stock (other than a Shareholder), then Parent shall give written notice of such proposed filing or Underwritten Offering to the Shareholders as soon as practicable (but in no event less than five (5) business days before the anticipated filing date). Upon a written request given by any Shareholders to Parent within three (3) business days after delivery of any such notice by Parent, to include Registrable Securities in such registration or Underwritten Offering, as applicable (which request shall specify the number of Registrable Securities proposed to be included in such registration or Underwritten Offering, as applicable), Parent shall, subject to the following proviso, include all such requested Registrable Securities in such registration or Underwritten Offering, as applicable, on the same terms and conditions as applicable to Parent’s or such holder’s shares of Parent Common Stock (a “Piggyback Registration”); provided, however, that if at any time after giving written notice of such proposed filing or Underwritten Offering, as applicable, and prior to the effective date of the Registration Statement filed in connection with such registration, or the consummation of such Underwritten

Offering, as applicable, Parent shall determine for any reason not to proceed with the proposed registration or disposition, as applicable, of the Parent Common Stock, then Parent may, at its election, give written notice of such determination to such Shareholders and, thereupon, will be relieved of its obligation to register any Registrable Securities in connection with such registration, or dispose of any Registrable Securities in connection with such Underwritten Offering, as applicable. Such Shareholders shall, subject to Section 2.06(b), enter into a customary underwriting agreement with the Underwriter or Underwriters selected by Parent with respect to any Registrable Securities sold by such Shareholders pursuant to this Section 2.03. No registration of Registrable Securities effected pursuant to a request under this Section 2.03 shall relieve Parent of its obligations under Section 2.01 or Section 2.02.

Section 2.04. Withdrawal of Request for Underwritten Offering or Demand Registration. A Shareholder will be permitted to rescind a request for an Underwritten Offering pursuant to a Shelf Registration Statement or a request for a Demand Registration or request the removal of any Registrable Securities held by it from any such request at any time without having to reimburse Parent for any expenses; provided that should Shareholders holding a majority of the Registrable Securities that previously made such request rescind such request, each such rescinding Shareholder shall promptly reimburse Parent for the reasonable and documented out of pocket expenses incurred by Parent in connection with such request on a pro rata basis in accordance with the number of Registrable Securities that each such Shareholder originally intended to be offered, and following such reimbursement such request will not count as a request for an Underwritten Offering or Demand Registration for purposes of determining when future Underwritten Offerings or Demand Registrations may be requested by Shareholders pursuant to Section 2.01 or Section 2.02.

Section 2.05. Reduction of Size of Underwritten Offering. Notwithstanding anything to the contrary contained herein, if the lead Underwriter(s) of an Underwritten Offering advises Parent in writing that, in its opinion the number of shares of Parent Common Stock (including any Registrable Securities) that Parent, Shareholders and any other persons intend to include in any Registration Statement or dispose of pursuant to any Underwritten Offering exceeds the number that can be sold without materially and adversely affecting the price at which the securities can be sold, then the number of shares of Parent Common Stock to be included in the Registration Statement, or disposed of pursuant to such Underwritten Offering, as applicable, for the account of Parent, Shareholders and any other persons will be reduced to the extent necessary to reduce the total number of securities to be included in any such Registration Statement or disposed of pursuant to such Underwritten Offering, as applicable, to the number recommended by such lead Underwriter(s); provided, however, that such reduction shall be made in accordance with the following priorities:

(a) priority in the case of an Underwritten Offering pursuant to Section 2.01 or a Demand Registration pursuant to Section 2.02 will be (i) first, all Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Underwritten Offering or the Demand Registration, as applicable, for the account of the participating Shareholders pursuant to Section 2.01 or Section 2.02, pro rata on the basis of the aggregate number of Registrable Securities sought to be registered or disposed of by such Shareholders, (ii) second, any Parent Common Stock proposed to be offered by Parent for its own account and (iii) third, pro rata among any other holders of shares of Parent Common Stock requested to be registered, or disposed of, as applicable, so that the total number of shares of Parent Common Stock to be included in any such offering for the account of all such persons will not exceed the number recommended by such lead Underwriter;

(b) priority in the case of a registration statement or Underwritten Offering initiated by Parent for its own account which gives rise to a Piggyback Registration pursuant to Section 2.03 will be (i) first, Parent Common Stock proposed to be offered by Parent for its own account, (ii) second, the Registrable Securities requested to be included in the Registration Statement, or disposed of pursuant to the Underwritten Offering, as applicable, for the account of the Shareholders pursuant to their registration rights under Section 2.03, pro rata on the basis of the aggregate number of Registrable Securities sought to be registered or disposed of by such Shareholders, and (iii) third, pro rata among any other holders of shares of Parent Common Stock requested to be registered, or disposed of, as applicable, so that the total number of shares of Parent Common Stock to be included in any such offering for the account of all such persons will not exceed the number recommended by such lead Underwriter; and

(c) priority in the case of a registration statement or Underwritten Offering initiated by Parent for the account of holders of Parent Common Stock other than the Shareholders pursuant to registration rights afforded to such holders pursuant to a contractual right with Parent which gives rise to a Piggyback Registration pursuant to Section 2.03 will be (i) first, pro rata among the holders of shares of Parent Common Stock requesting the offering pursuant to such contractual right, (ii) second, Registrable Securities requested to be included in the Registration Statement, or disposed of, pursuant to the Underwritten Offering, as applicable, for the account of the Shareholders pursuant to their registration rights under Section 2.03, pro rata on the basis of the aggregate number of Registrable Securities sought to be registered or disposed of by such Shareholders, (iii) third, Parent Common Stock offered by Parent for its own account and (iv) fourth, pro rata among any other holders of shares of Parent Common Stock requested to be registered, or disposed of, as applicable, so that the total number of Parent Common Stock to be included in any such offering for the account of all such persons will not exceed the number recommended by such lead Underwriter.

Section 2.06. Registration Procedures. (a) In connection with the registration of the sale of Registrable Securities pursuant hereto, Parent will as promptly as reasonably practicable:

(i) but no less than three (3) business days prior to the initial filing of a Registration Statement, furnish to the relevant Shareholders copies of such Registration Statement as it is proposed to be filed, and thereafter such copies of such Registration Statement as filed, each amendment and supplement thereto (in each case including all exhibits thereto, including each preliminary Prospectus), any agreement with Underwriters related to such offering and such other documents in such quantities as such Shareholders may reasonably request from time to time in order to facilitate the disposition of such Registrable Securities (including in connection with any Underwritten Offering), and give such Shareholders and their Representatives a reasonable opportunity to review and comment on the same prior to filing any such documents, it being understood that Parent shall not file any such Registration Statement containing any statements with respect to the Shareholders or the “Plan of Distribution” relating to the Shareholders to which the Shareholders shall reasonably object in writing; provided that Parent shall incorporate all reasonable comments from the Shareholders regarding disclosure about them and the Plan of Distribution;

(ii) cause Parent’s Representatives to supply all information reasonably requested by the relevant Shareholders, any Underwriter or their respective Representatives in connection with the Registration Statement or Underwritten Offering that is customarily provided by issuers and their Representatives in connection with a registration statement or Underwritten Offering;

(iii) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or “blue sky” laws of such jurisdictions as the relevant Shareholders reasonably request; provided, however, that Parent shall in no event be required to (w) qualify generally to do business in any jurisdiction where it is not then so qualified, (x) subject itself to taxation in any jurisdiction where it is not otherwise then so subject, (y) take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the securities covered by the Registration Statement or (z) consent to general service of process in any jurisdiction where it is not then so subject;

(iv) notify the relevant Shareholders at any time when a Prospectus relating to Registrable Securities is required to be delivered under the Securities Act, of the happening of any event as a result of which Parent becomes aware that the Prospectus included in a Registration Statement or the Registration Statement or amendment or supplement relating to such Registrable Securities contains an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and Parent will promptly prepare and file with the SEC a supplement or amendment to such Prospectus and Registration Statement so that, as thereafter delivered to the purchasers of the Registrable Securities, such Prospectus and Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) advise the Underwriter(s), if any, and the relevant Shareholders promptly and, if requested by such persons, confirm such advice in writing, of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement under the Securities Act or of the suspension by any state securities commission of the qualification of the Registrable Securities for offering or sale in any jurisdiction, or the initiation of any proceeding for any of the preceding purposes. If at any time the SEC shall issue any stop order suspending the effectiveness of the Registration Statement, or any state securities commission or other regulatory authority shall issue an order suspending the qualification or exemption from qualification of the Registrable Securities under state securities or “blue sky” laws, Parent shall use its reasonable best efforts to obtain the withdrawal or lifting of such order as promptly as practicable;

(vi) enter into customary agreements (including underwriting agreements) and use reasonable best efforts to take such other actions as are reasonably requested by the relevant Shareholders in order to expedite or facilitate the disposition of such Registrable Securities, including, subject to the provisions of Section 2.01(d)(i) with respect to Underwritten Offerings, preparing for and participating in a road show and other customary selling efforts as the Underwriters, if any, or such Shareholders reasonably request in order to expedite or facilitate such disposition;

(vii) if requested by the relevant Shareholders or the Underwriter(s), if any, promptly include in any Registration Statement or Prospectus, pursuant to a supplement or post-effective amendment if necessary, such information as such Shareholders and such Underwriter(s), if any, may reasonably request to have included therein, including information relating to the “Plan of Distribution” of the Registrable Securities, information with respect to the number of Registrable Securities being sold to such Underwriter(s), the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, and make all required filings of such Prospectus supplement or post-effective amendment as promptly as practicable after Parent is notified of the matters to be included in such Prospectus supplement or post-effective amendment;

(viii) except to the extent prohibited by applicable Law and subject to entry into a customary confidentiality agreement or arrangement, make available, after reasonable advance notice, for inspection by the relevant Shareholders, any Underwriter participating in any disposition of such Registrable Securities and any Representative for such Shareholders and/or such Underwriter (collectively, the “Inspectors”), during business hours at the offices where such information is normally kept, any financial and other records and corporate documents of Parent (collectively, the “Records”) as will be reasonably necessary to enable them to conduct reasonable and customary due diligence with respect to Parent and the related Registration Statement and Prospectus and request the Representatives of Parent and its Subsidiaries to supply all information reasonably requested by any such Inspector; provided, however, that Records and information obtained hereunder will be used by such Inspectors only for purposes of conducting such due diligence;

(ix) use its reasonable best efforts to obtain and deliver to each Underwriter and each such Shareholder in an Underwritten Offering a comfort letter from the independent registered public accounting firm for Parent (and additional comfort letters from the independent registered public accounting firm for any company acquired by Parent whose financial statements are included or incorporated by reference in the Registration Statement) in customary form and covering such matters as are customarily covered by comfort letters as such Underwriter and such Shareholders may reasonably request;

(x) use its reasonable best efforts to obtain and deliver to each Underwriter and each such Shareholder in an Underwritten Offering a 10b-5 statement and legal opinion from Parent’s external counsel in customary form and covering such matters as are customarily covered by 10b-5 statements and legal opinions delivered to Underwriters in Underwritten Offerings as such Underwriter and/or such Shareholders may reasonably request;

(xi) otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the SEC and make generally available to its security holders, within the required time period, an earnings statement covering a period of twelve (12) months, beginning with the first fiscal quarter after the effective date of the Registration Statement relating to such Registrable Securities (as the term “effective date” is defined in Rule 158(c) under the Securities Act), which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder or any successor provisions thereto;

(xii) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(xiii) cooperate with such Shareholders and the lead Underwriter or Underwriters, if any, to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold under the Registration Statement in a form eligible for deposit with The Depository Trust Company not bearing any restrictive legends and not subject to any stop transfer order with any transfer agent, and cause such Registrable Securities to be issued in such denominations and registered in such names as the lead Underwriter or Underwriters, if any, may request in writing or, if not an Underwritten Offering, in accordance with the instructions of such Shareholders, in each case in connection with the closing of any sale of Registrable Securities;

(xiv) not later than the effective date of the applicable Registration Statement, provide a CUSIP number for all Registrable Securities;

(xv) furnish to each such Shareholder and each Underwriter, if any, without charge, as many conformed copies as such Shareholder or Underwriter may reasonably request of the applicable Registration Statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(xvi) make representations and warranties to such Shareholders and the Underwriters or agents, if any, in form, substance and scope as are customarily made by issuers in secondary offerings;

(xvii) use reasonable best efforts to cooperate with each such Shareholder and each Underwriter, if any, participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii) use its reasonable best efforts to cause such Registrable Securities to be listed or quoted on the New York Stock Exchange or, if the Parent Common Stock is not then listed on the New York Stock Exchange, then on such other securities exchange or national quotation system on which the Parent Common Stock is then listed or quoted; and

(xix) take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the disposition of such Registrable Securities in accordance with the terms hereof.

(b) In connection with the Registration Statement relating to such Registrable Securities covering an Underwritten Offering, Parent and the relevant Shareholders agree to enter into a written agreement with the Underwriters selected in the manner herein provided in such form and containing such provisions as are customary in the securities business for such an arrangement.

Section 2.07. Conditions to Offerings. (a) The obligations of Parent to take the actions contemplated by Section 2.01, Section 2.02, Section 2.03 and Section 2.06 with respect to an offering of Registrable Securities will be subject to the following conditions:

(i) Parent may require the relevant Shareholders to furnish to Parent such information regarding such Shareholders, the Registrable Securities or the distribution of such Registrable Securities as Parent may from time to time reasonably request in writing, in each case to the extent reasonably required by the Securities Act and the rules and regulations promulgated thereunder, or under state securities or “blue sky” laws; provided that Parent shall use any such information solely for purposes of the applicable registration and shall maintain the confidentiality of such information that is not publicly available; and

(ii) in any Underwritten Offering, the relevant Shareholders together with Parent and any other holders of Parent’s securities proposing to include securities in any Underwritten Offering, will enter into a customary underwriting agreement in accordance with Section 2.06(b) with the Underwriter or Underwriters selected for such underwriting, as well as such other documents customary in similar offerings; provided that such underwriting agreement shall not impose obligations materially more burdensome than those imposed on Parent or other selling shareholders.

(b) The Shareholders agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 2.06(a)(iv) or 2.06(a)(v) or a condition described in Section 2.08(a), the Shareholders will forthwith discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering the sale of such Registrable Securities until the Shareholder’s receipt of the copies of the supplemented or amended Prospectus contemplated by Section 2.06(a)(iv) or notice from Parent of the termination of the stop order or Suspension Period; provided that Parent shall use its reasonable best efforts to minimize the duration of any Suspension Period.

(c) Each Shareholder agrees that to the extent timely notified in writing by the Underwriters managing any Underwritten Offering by Parent of shares of Parent Common Stock or any securities convertible into or exchangeable or exercisable for shares of Parent Common Stock, each such Shareholder that is participating in such Underwritten Offering shall agree (the “Underwriter’s Lockup”) not to Transfer any Covered Shares without the prior written consent of Parent or such Underwriters during the period beginning seven (7) days before and ending one hundred and eighty (180) days (or, in either case, such lesser period as may be permitted for all Shareholders by Parent or such managing Underwriter or Underwriters) after the effective date of the Registration Statement filed in connection with such Underwritten Offering. The Underwriter’s Lockup shall provide that if all or a portion of the Covered Shares of any Shareholder is released from an Underwriter’s Lockup or all or a portion of the Covered Shares of any other party who entered into a substantially similar agreement with the Underwriters in connection with such Underwritten Offering is released from such agreement, then the same percentage of the shares of each Shareholder shall be released from the Underwriter’s Lockup.

Section 2.08. Suspension Period.

(a) Notwithstanding anything to the contrary contained in this Agreement, if the filing, initial effectiveness or continued use of (i) any Shelf Registration Statement for resales of Registrable Securities pursuant to Section 2.01 or Section 2.03 or (ii) any Registration Statement for resales of Registrable Securities pursuant to Section 2.02 or Section 2.03 at any time would, in the good faith judgment of the chief executive officer or chief financial officer of Parent after consultation with counsel to Parent, (A) materially adversely affect an offering of securities of Parent, (B) require the disclosure of material non-public information by Parent and the disclosure of such information during the period specified in such notice would be materially detrimental to Parent, (C) require the disclosure in any such Shelf Registration Statement or Registration Statement a contemplated financing, acquisition, corporate reorganization or other similar material transaction or other material event or circumstance affecting Parent or its securities and the disclosure of such information at such time would be materially detrimental to Parent or the holders of its Parent Common Stock, or (D) require the inclusion in such Shelf Registration Statement or Registration Statement, as applicable, of financial statements that are not reasonably available to Parent for reasons beyond Parent’s control, Parent shall be entitled, from time to time, by providing prior written notice to the Shareholders, to require the Shareholders to suspend the use of the Prospectus included in any Shelf Registration Statement or to postpone the filing or suspend the use of any Registration Statement for a reasonable period of time not to exceed ninety (90) days in succession (or a longer period of time with the prior written consent of the Shareholders owning a majority of the Covered Shares, which consent shall not be unreasonably withheld), one hundred and twenty (120) days in the aggregate in any one (1)-year period or two (2) times in any one (1)-year period (a “Suspension Period”). In the event of any such suspension pursuant to this Section 2.08(a), Parent shall furnish to the Shareholders a written notice setting forth the estimated length of the anticipated delay. Parent will use reasonable best efforts to limit the length of any Suspension Period and shall notify the Shareholders promptly upon the termination of the Suspension Period. Notice of the commencement of a Suspension Period shall simply specify such commencement and shall not contain any facts or circumstances relating to such commencement or any material non-public information. Parent shall respond promptly to reasonable inquiry by a Shareholder as to such facts and circumstances. Upon notice by Parent to the Shareholders of any determination to commence a Suspension Period, the Shareholders shall keep the fact of any such Suspension Period strictly confidential, and during any Suspension Period, promptly halt any offer, sale, trading or transfer of any Parent Common Stock pursuant to such Prospectus for the duration of the Suspension Period until (x) the Suspension Period has expired or, if earlier (y) Parent has provided notice that the Suspension Period has been terminated.

(b) After the expiration of any Suspension Period and without any further request from a Shareholder, Parent shall as promptly as reasonably practicable prepare a Registration Statement or post-effective amendment or supplement to the applicable shelf Registration Statement or Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, if necessary so that the Prospectus will not include a material misstatement or omission or be not effective and useable for resale of Registrable Securities.

Section 2.09. Registration Expenses. Subject to Section 2.04, all fees and expenses incurred by Parent in effecting any registration pursuant to this Article II, including all fees and expenses incurred in complying with securities or “blue sky” laws, printing expenses, any registration or filing fees payable under any federal or state securities or “blue sky” laws, the fees and expenses incurred in connection with any listing or quoting of the securities to be registered on any national securities exchange or automated quotation system, fees of FINRA, fees and disbursements of counsel for Parent and fees and expenses of Parent’s independent registered certified public accounting firm, and the reasonable and documented fees and expenses of one counsel selected by the Shareholders to represent all Shareholders in connection with such registration (up to a maximum of $75,000 for the term of this Exhibit A) will be borne by Parent; provided, however, that the Shareholders will bear and pay any underwriting discounts, fees, commissions and related fees and out of pocket expenses of any Underwriters and such Underwriters’ counsel and transfer taxes and any expenses required by applicable Law to be paid by a selling shareholder, fees and disbursements of counsel for any Shareholder not addressed above, in each case with respect to Registrable Securities offered for its account pursuant to any Registration Statement.

Section 2.10. Rules 144 and 144A. Parent covenants that it will use reasonable best efforts to file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the SEC thereunder and it will use reasonable best efforts to take any such further action as reasonably requested by the Shareholders, including providing a written statement as to its compliance with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, all to the extent required from time to time to enable the Shareholders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rules 144 or 144A under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

Section 2.11. Indemnification; Contribution. (a) In connection with any registration of Registrable Securities or Underwritten Offering pursuant to Section 2.01, Section 2.02 or Section 2.03, Parent will indemnify, defend and hold harmless each Shareholder, its affiliates, directors, officers, shareholders and employees and each person who controls such Shareholders within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively, the “Indemnified Persons”) from and against any and all Losses caused by any untrue or alleged untrue statement of material fact contained or incorporated by reference in any part of any Registration Statement or any Prospectus, including any amendment or supplement thereto, used in connection with the Registrable Securities, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading; provided, however, that Parent will not be required to indemnify any Indemnified Person for any such Loss arising out of or with respect to sales pursuant to the Registration Statement or Prospectus based upon Shareholder Information (as defined below).

(b) In connection with any Registration Statement or Prospectus, the Shareholders who sell Registrable Securities pursuant to such Registration Statement or Prospectus will severally but not jointly indemnify, defend and hold harmless Parent, its directors, its officers, its employees and each person, if any, who controls Parent (within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as the foregoing indemnity from Parent to the Shareholders, but only with respect to information arising out of or based upon information furnished in writing by such Shareholder or on such Shareholder’s behalf (in each case, in its capacity as a Shareholder), in either case for use in any Registration Statement or any Prospectus, including any amendment or supplement thereto (“Shareholder Information”). In no event shall any Shareholder be obligated to provide indemnification or contribution in excess of the net aggregate proceeds received from the sale of Registrable Securities pursuant to the applicable Registration Statement or Prospectus.

(c) In case any claim, action or proceeding (including any governmental investigation) is instituted involving any person in respect of which indemnity may be sought pursuant to Section 2.11(a) or Section 2.11(b), such person (the “Indemnified Party”) will promptly notify the person against whom such indemnity may be sought (the “Indemnifying Party”) in writing and the Indemnifying Party shall be entitled to participate therein and, to the extent it shall wish, to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Party and will pay the fees and disbursements of such counsel related to such proceeding; provided, however, that the failure or delay to give such notice shall not relieve the Indemnifying Party of its obligations pursuant to this Agreement except to the extent that such Indemnifying Party has been prejudiced by such failure or delay. In any such claim, action or proceeding, the Indemnified Party shall have the right, but not the obligation, to participate in any such defense and to retain its own counsel, but the fees and expenses of such counsel will be at the expense of such Indemnified Party unless (i) the Indemnifying Party and the Indemnified Party have mutually agreed to the retention of such counsel, (ii) the Indemnifying Party fails to assume the defense of the claim, action or proceeding within fifteen (15) business days following receipt of notice from the Indemnified Party or (iii) the Indemnified Party and the Indemnifying Party are both actual or potential defendants in, or targets of, any such action and the Indemnified Party has been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicting interests between them. It is understood that the Indemnifying Party will not, in connection with any claim, action or proceeding or related claims, actions or proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one (1) separate firm of attorneys (in addition to one (1) firm of local counsel) at any time for all such Indemnified Parties and that all such reasonable fees and expenses will be reimbursed as they are incurred. In the case of the retention of any such separate firm for the Indemnified Parties, such firm will be designated in writing by the Indemnified Parties. The Indemnifying Party will not be liable for any settlement of any claim, action or proceeding effected without its written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if such claim, action or proceeding is settled with such consent or if there has been a final judgment for the plaintiff, the Indemnifying Party agrees to indemnify the Indemnified Party from and against any Loss by reason of such settlement or judgment. No Indemnifying Party will, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any pending or threatened proceeding in respect of which any Indemnified Party is seeking indemnity hereunder, unless such settlement includes (i) an unconditional release of such Indemnified Party from all liability in connection with such proceeding, (ii) no finding or admission of any violation of Law or any violation of the rights of any person by the Indemnified Party or any of its affiliates can be made as the result of such action and (iii) the sole relief (if any) provided is monetary damages that are reimbursed in full by the Indemnifying Party.

(d) If the indemnification provided for in this Section 2.11 from the Indemnifying Party is unavailable to an Indemnified Party hereunder or is insufficient in respect of any Losses referred to in this Section 2.11, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party, will contribute to the amount paid or payable by such Indemnified Party as a result of such Losses (i) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions that resulted in such Losses, as well as any other relevant equitable considerations, or (ii) if the allocation provided by clause (i) is not permitted by applicable Law, in such proportion as is appropriate to reflect not only the relative fault referred to in clause (i) but also the relative benefit of Parent, on the one hand, and such Shareholder, on the other, in connection with the statements or omissions that resulted in such Losses, as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party will be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of the Losses referred to above will be deemed to include, subject to the limitations set forth in Section 2.11(c), any reasonable legal or other out of pocket fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

(e) The parties agree that it would not be just and equitable if contribution pursuant to Section 2.11(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in Section 2.11(d). No person guilty of “fraudulent misrepresentation” (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. In no event shall any Shareholder be obligated to provide indemnification or contribution in excess of the net aggregate proceeds received from the sale of Registrable Securities pursuant to the applicable Registration Statement or Prospectus.

Section 2.12. Termination. The provisions in this Exhibit A shall terminate with respect to each individual Shareholder on the first date when such Shareholder no longer holds any Registrable Securities.

Section 2.13. No Waiver. Notwithstanding anything to the contrary contained herein, nothing in this Exhibit A shall be deemed a waiver by Parent of any restrictions on the Transfer of any Registrable Securities.

SCHEDULE I

1.	The Lozier Foundation

2.	National Philanthropic Trust f/b/o The Lozier Foundation Donor Advised Fund

3.	Omaha Community Foundation f/b/o The Lozier Foundation Donor Advised Fund